SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 30 March, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 4th Meeting of the Sixth Session of the Supervisory

Committee

The Company and all members of the supervisory committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 4th meeting (the “Meeting”) of the sixth session of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all supervisors of the Company (the “Supervisors”) on 12 March 2009 by facsimile transmission or courier. The Meeting was held at conference room No.6 of Jinshan Hotel in the afternoon of 26 March 2009. Of the seven Supervisors entitled to attend the Meeting, seven Supervisors were in attendance. The Meeting was in compliance with the relevant rules and regulations including the People’s Republic of China (“PRC”) Company Law, the PRC Securities Law and the articles of association of the Company.

The resolutions for the Meeting were carefully considered by the Supervisors and were approved as follows:

1.	“The Company’s 2008 Annual Report” was approved

The supervisory committee of the Company has carefully reviewed the Company’s 2008 annual report prepared by the board of directors of the Company in accordance with the relevant requirements of Article 68 of the PRC Securities Law and “No. 2 ‘Contents and Format of Annual Report’ of the Standards of Contents and Format on Information Disclosure for Publicly Listed Companies” (2007 Revision) . The Supervisors who attended the Meeting unanimously agreed that:

(1)	the preparation and review procedures for the 2008 annual report were in compliance with the requirements of all the relevant laws, regulations and the articles of association of the Company;

(2)	the contents and format of the 2008 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein gave a truthful view of the Company’s 2008 operation management and financial position from various aspects;

(3)	before the supervisory committee of the Company issued its review opinion on “the Company’s 2008 annual report”, no violation of the confidentiality requirements has been found in respect of the individuals who participated in the preparation and review of the 2008 annual report; and

(4)	all the Supervisors warrant that the information contained in the Company’s 2008 annual report is truthful, accurate and complete, without any false representations, misleading statements or material omissions, and that all the Supervisors jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained therein.

(with 7 votes in favor, 0 vote against and 0 abstained vote)

2.	The “2008 Work Report of the Supervisory Committee of the Company” was approved

All Supervisors in attendance unanimously agreed that: 1) the work report gave an objective analysis on the operating results, not only acknowledging the achievements made but also indicating the gap between leading peer corporations and the Company; 2) the work report acknowledged that the 2008 annual report gave a fair view of the financial position and operating results of the Company. The unqualified opinion on the financial statements in the auditor’s report, issued by KPMG Huazhen, was truthful, objective and fair; 3) the work report acknowledged the work efforts made by the supervisory committee of the Company in 2008, and that the proposed work objectives for 2009 were in line with the actual operations of the Company. At the Meeting, the work report was approved to be submitted to the 2008 annual general meeting for consideration.

(with 7 votes in favor, 0 vote against and 0 abstained vote)

3.	“Comments on the 2008 annual report by the Supervisory Committee” was considered and approved.

(with 7 votes in favor, 0 vote against and 0 abstained vote)

4.	“Major work items in 2009 for the Supervisory Committee” was considered and approved.

(with 7 votes in favor, 0 vote against and 0 abstained vote)

Sinopec Shanghai Petrochemical Company Limited Supervisory Committee

Shanghai, the PRC, 26 March 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 6th Meeting of the Sixth Session of the Board of

Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 6th meeting (the “Meeting”) of the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 13 March 2009 by facsimile transmission and mail. The Meeting was held at conference room No.8 of the Company’s main building on 27 March 2009. Of the 12 directors entitled to attend the Meeting, eight directors were in attendance. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin, and Independent Non-executive Directors Mr. Chen Xinyuan and Mr. Sun Chiping were absent due to business engagements. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies; Independent Non-executive Director Mr. Chen Xinyuan had appointed Independent Non-executive Director Mr. Zhou Yunnong, as his irrevocable voting proxy; and Independent Non-executive Director Mr. Sun Chiping had appointed Independent Non-executive Director Mr. Jiang Zhiquan as his irrevocable voting proxy. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the People’s Republic of China Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The president’s work report of 2008 was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Resolution 2 The Board’s work report of 2008 was approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the general meeting for consideration.

Resolution 3 The 2008 audited financial report was approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the general meeting for consideration.

Resolution 4 The resolution on the adjustments of the relevant items of the balance sheet as at the beginning of 2008 was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

In accordance with the change on the presentation requirement of income tax under “Interpretation of China Account Standards for Business Enterprises (2008)” issued in December 2008, the Company and its subsidiaries (the “Group”) had made reclassification adjustments to certain items of the accounting statements as of the end of 2007 to facilitate comparison. The effects of the reclassification adjustments on the Group’s balance sheet as at 1 January 2008 are summarized as follows (please refer to the 2008 annual report for details):

	The Group
	Before adjustment	Adjustment	After adjustment
	RMB’000	RMB’000	RMB’000
Other receivables	254,420	98,222	352,642
Deferred tax assets	129,207	-129,207	—
Taxes payable	70,533	98,222	168,755
Deferred tax liabilities	150,170	-129,207	20,963

Resolution 5 The 2008 profit appropriation plan was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

In 2008, net loss attributable to equity shareholders of the Company prepared under China Accounting Standards for Business Enterprises amounted to RMB6,245,412,000 (net loss attributable to equity shareholders of the Company prepared under International Financial Reporting Standards amounted to RMB6,238,444,000). The Board recommended not to pay a final dividend for the year and no capital reserve fund would be transferred to increase share capital. The resolution will be submitted to the general meeting for consideration.

Resolution 6 The 2008 annual report (full report and its summary) was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Resolution 7 The re-appointments of KPMG Huazhen as the Company’s domestic auditors for 2009 and KPMG as the Company’s international auditors for 2009 were approved with 12 votes in favor, 0 vote against and 0 abstained vote. The Directors were authorized to determine their remuneration on the basis of their 2008 annual remuneration and with reference to their workload. The resolution will be submitted to the general meeting for consideration.

Resolution 8 The resolution on the “Self-Assessment Report of the Board on the Internal Control of the Company” was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Resolution 9 The resolution on the “Report on Fulfilling Social Responsibility for 2008” was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Resolution 10 The resolution on the “Rules of Meeting Procedures of the Audit Committee of the Board” (2009 Revision) was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Resolution 11 The Company’s “Internal Control Manual” (2009 Edition) was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 27 March 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2008 Annual Report Summary

1 IMPORTANT MESSAGE

1.1 The board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2008 annual report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2008 annual report.

This report summary is extracted from the 2008 annual report. The Chinese version of the full report will be posted on the website of the Shanghai Stock Exchange (www.sse.com.cn) simultaneously. Investors should read the full text of the 2008 annual report for details.

1.2 Directors Mr. Lei Dianwu and Mr. Xiang Hanyin, as well as Independent Non-executive Directors Mr. Chen Xinyuan and Mr. Sun Chiping were absent from the sixth meeting of the sixth session of the Board due to business engagements. Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed and authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Mr. Chen Xinyuan had appointed and authorized Independent Non-executive Director Mr. Zhou Yunnong as his irrevocable voting proxy. Mr. Sun Chiping had appointed and authorized Independent Non-executive Director Mr. Jiang Zhiquan as his irrevocable voting proxy. The Board considered and approved the 2008 Annual Report.

1.3 The Company prepared the financial statements for the year ended 31 December 2008 (the “Reporting Period”) in accordance with the People’s Republic of China (“PRC” or “China”) Accounting Standards for Business Enterprises as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued standard unqualified opinions on the financial statements in their auditors’ report.

1.4 Mr. Rong Guangdao, Chairman and concurrently President of the Company, Mr. Du Chongjun, Vice Chairman and concurrently Vice President and Mr. Han Zhihao, Director and Chief Financial Officer (overseeing the accounting operations) hereby warrant the truthfulness and completeness of the financial report contained in the 2008 annual report.

2 CORPORATE INFORMATION

2.1 Corporate information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	S
Stock code of A shares:	600688
Place of listing of H shares:	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:
Stock code of H shares:	338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc @spc.com.cn

2.2 Contact persons and contact methods

	Secretary to the Board	Securities Representative
Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai
Telephone	86-21-57943143	86-21-52377880
Fax	86-21-57940050	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

3. HIGHLIGHT OF ACCOUNTING AND BUSINESS DATA

Prepared under China Accounting Standards for Business Enterprises

3.1 Major Financial Data

Unit: RMB’000

	2008	2007		Increase/	2006
		After adjustment Note	Before adjustment Note	decrease compared to the previous year (after adjustment) (%)	After adjustment	Before adjustment
Operation Income	60,310,570	55,404,687	55,404,687	8.85	51,478,855	50,479,436
Total (loss)/profit before taxation	(8,022,281)	2,121,094	2,121,094	-478.21	924,975	843,669
Net (loss)/profit attributable to equity shareholders of the Company	(6,245,412)	1,592,110	1,592,110	-492.27	805,705	736,851
Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items	(6,359,305)	1,188,685	1,105,002	-634.99	834,400	577,682
Net cash (outflow)/ inflow from operating activities	(3,407,885)	1,784,572	1,784,572	-290.96	2,040,679	2,040,679

	End of 2008	End of 2007		Increase/	End of 2006
		After adjustment Note	Before adjustment Note	decrease compared to the end of previous year (%)	After adjustment	Before adjustment
Total assets	28,107,465	30,463,349	30,494,334	-7.73	28,055,503	27,684,200
Total equity attributable to equity shareholders of the Company	13,841,371	20,999,444	20,999,444	-34.09	19,369,719	19,273,088

Note:    Comparative figures for 2006 and 2007 have been restated in accordance with the amendments of the “Notice on the Explanation of Information Disclosure of Companies Offering Securities to the Public No.1 —Non-recurring Items” (2008). Pursuant to the “Explanation on Accounting Standards for Enterprises 2008”, deferred tax assets and deferred tax liabilities were presented on a net basis, and income tax recoverable was reclassified to other receivables.

3.2 Major Financial Indicators

	2008	2007		Increase/	2006
		After adjustmentNote	Before adjustmentNote	decrease compared to the previous year (after adjustment) (%)	After adjustment	Before adjustment
Basic (loss)/earnings per share (RMB)	(0.867)	0.221	0.221	-492.31	0.112	0.102
Diluted (loss)/earnings per share (RMB)	(0.867)	0.221	0.221	-492.31	0.112	0.102
Basic (loss)/earnings per share excluding non-recurring items (RMB)	(0.883)	0.165	0.153	-635.15	0.116	0.080
Return on net assets (fully diluted) (%)*	(45.121)	7.582	7.582	decreased by 52.703 percentage points	4.160	3.823
Return on net assets (weighted average) (%)*	(35.851)	7.888	7.888	decreased by 43.739 percentage points	4.171	3.834
Return on net assets based on net (loss)/profit excluding non-recurring items (fully diluted) (%)*	(45.944)	5.661	5.262	decreased by 51.605 percentage points	4.308	2.997
Return on net assets based on net (loss)/profit excluding non-recurring items (weighted average) (%)*	(36.505)	5.889	5.474	decreased by 42.394 percentage points	4.320	3.006
Net cash (outflow)/inflow per share from operating activities (RMB)	(0.473)	0.248	0.248	-290.73	0.283	0.283

*	Net assets used above do not include minority interests.

	End of 2008	End of 2007		Increase/	End of 2006
		After adjustmentNote	Before adjustmentNote	decrease compared to the end of previous year (%)	After adjustment	Before adjustment
Net asset value per share attributable to equity shareholders of the Company (RMB)	1.922	2.917	2.917	-34.11	2.690	2.677

Non-recurring items

Non-recurring Items	Unit: RMB’000 Amount
Gain from disposal of non-current assets	144,938
Enterprises restructure expenses, e.g. expenses for employee placement, integration expenses	-89,844
Gains or losses arising from changes in fair value of forward exchange contracts	97,644
Net expenses of non-operating expenses other than those mentioned above	-898

Sub-total	151,840
Less: tax effect for the above items	-37,960

Total	113,880

Include: Non-recurring items attributable to equity shareholders of the Company	113,893
Non-recurring items attributable to minority shareholders	-13

3.3 Financial information prepared under IFRS for the past five years

Expressed in RMB million	2008		2007		2006		2005		2004
Year ended 31 December:
Net sales		59,329.8		54,254.7		49,918.1		45,190.2		38,664.1
(Loss)/profit before taxation		(8,014.4)		2,151.4		964.2		2,287.6		4,696.2
(Loss)/profit after taxation		(6,201.7)		1,683.1		911.0		1,921.3		4,059.2
(Loss)/profit attributable to equity shareholders of the Company		(6,238.4)		1,634.1		844.4		1,850.4		3,971.1
(Loss)/earnings per share	RMB	(0.87)	RMB	0.23	RMB	0.12	RMB	0.26	RMB	0.55

As at 31 December:
Total equity attributable to equity shareholders of the Company		13,496.9		20,648.0		18,976.3		18,830.0		18,417.0
Total assets		27,533.0		29,853.1		27,406.1		26,810.4		28,276.6
Total liabilities		13,771.7		8,901.0		8,093.7		7,632.9		9,486.5

3.4 Differences between financial statements prepared under China Accounting Standards for Business Enterprises and IFRS

RMB’000

	Net (loss)/profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under IFRS	(6,238,444)	1,634,080	13,496,933	20,648,038
Prepared under China Accounting Standards for Business Enterprises	(6,245,412)	1,592,110	13,841,371	20,999,444
Explanation of differences	For details, please refer to section 9.7

4 CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1 Total Number of Shareholders and their Shareholding as at 31 December 2008

Total number of shareholders as at the end of the Reporting Period	151,125

Shareholding of the top ten shareholders

Name of shareholder	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign shareholder	31.95	2,300,260,101	-3,438,000	Circulating	0	Unknown
China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	Others	1.10	79,422,371	+20,789,902	Circulating	0	Unknown
China Construction Bank-CIFM China Advantage Security Investment Fund	Others	0.43	30,890,909	Unknown	Circulating	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown
Portfolio 106 of the PRC Social Insurance Fund	Others	0.17	12,091,487	Unknown	Circulating	0	Unknown

Name of shareholder	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown
Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	Others	0.09	6,258,558	+970,953	Circulating	0	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	0	Non-Circulating	5,650,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	Unknown	Non-Circulating	5,500,000	Unknown

Top ten shareholders of shares in circulation

Name of shareholder	Number of circulating shares held	Type of shares
HKSCC (Nominees) Limited	2,300,260,101	Overseas listed foreign shares

China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	79,422,371	RMB-denominated ordinary shares

China Construction Bank- CIFM China Advantage Security Investment Fund	30,890,909	RMB-denominated ordinary shares

Portfolio 106 of the PRC Social Insurance Fund	12,091,487	RMB-denominated ordinary shares

Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	6,258,558	RMB-denominated ordinary shares

YIP CHOK CHIU	3,150,000	Overseas listed foreign shares

UBS AG	2,972,009	RMB-denominated ordinary shares

China Construction Bank — Boshi Yufu Securities Investment Fund	2,812,155	RMB-denominated ordinary shares

Chen Jia	2,541,300	RMB-denominated ordinary shares

Shanghai Junfa Trading Company Limited	2,320,000	RMB-denominated ordinary shares

Name of shareholder	Number of circulating shares held	Type of shares
Description of any connected relationship or connected parties relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concert party of the other shareholders under the “Administrative Measures on Acquisition of Listed Companies”. Of the above- mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware whether there are other connected relationships among the other shareholders, and whether they are concert parties under the “Administrative Measures on Acquisition of Listed Companies”.

4.2 Introduction of the Controlling Shareholder and Controlling Company of the Controlling Shareholder of the Company

4.2.1 Introduction of details of the controlling shareholder and controlling company of the controlling shareholder of the Company

4.2.1.1 Controlling shareholder

Name of controlling shareholder:	China Petroleum & Chemical Corporation (“Sinopec Corp.”)

Legal representative:	Su Shulin

Registered capital:	RMB86.7 billion

Date of incorporation:	25 February 2000

Major businesses:	Crude oil and natural gas business including exploration, extraction, production and trading of crude oil and natural gas; processing of crude oil; production of petroleum products, trading, transportation, distribution and sales of petroleum products; production, distribution and trading of petrochemical products.

4.2.1.2 Controlling company of the controlling shareholder

Name of the controlling company of the controlling shareholder:	China Petrochemical Corporation (“Sinopec”)

Legal representative:	Su Shulin

Registered capital:	RMB104.9 billion

Date of incorporation:	24 July 1998

Major businesses:	Provision of well drilling, oil well logging and mine haft work services; manufacturing of production equipment and maintenance services; project construction services and public works and social services such as water and electricity.

4.2.2 Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

4.3 Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares

As at 31 December 2008, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1) (a) Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or regarded as held		Percentage of total issued share capital (%)	Percentage of shareholding in the Company’s total issued H shares (%)
China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares	(L)	55.56	—
Government of Singapore Investment Corporation Pte Ltd	Beneficial owner	163,141,700	(L)	2.27	7.00

Note: (L): Long positions

(b) Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2) Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as disclosed above, as at 31 December 2008, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.4 Audit Committee

The audit committee of the Company together with the management reviewed the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including a review of the audited annual report for the year ended 31 December 2008.

5 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Change of Shareholding and Remuneration of Directors, Supervisors and Senior Management

Unit: Share

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Increase/ decrease of shares	Whether they received remuneration or allowance from the Company	Total remuneration received from the Company during the Reporting Period (RMB’000) (before taxation)	Whether they received remuneration or allowance from shareholder or other connected party
Rong Guangdao	Chairman and President	M	53	June 2008 to June 2011	3,600	3,600	0	Yes	481	No
Du Chongjun	Vice Chairman and Vice President	M	54	June 2008 to June 2011	1,000	1,000	0	Yes	481	No
Han Zhihao	Director and Chief Financial Officer	M	57	June 2008 to June 2011	0	0	0	Yes	408	No
Li Honggen	Director and Vice President	M	52	June 2008 to June 2011	0	0	0	Yes	408	No
Shi Wei	Director and Vice President	M	49	June 2008 to June 2011	0	0	0	Yes	412	No
Dai Jinbao	Director	M	52	June 2008 to June 2011	0	0	0	Yes	215	No
Lei Dianwu	External Director	M	46	June 2008 to June 2011	0	0	0	No	0	Yes
Xiang Hanyin	External Director	M	54	June 2008 to June 2011	0	0	0	No	0	Yes
Chen Xinyuan	Independent Non-executive Director	M	44	June 2008 to June 2011	0	0	0	Yes	115	No
Sun Chiping	Independent Non-executive Director	M	50	June 2008 to June 2011	0	0	0	Yes	115	No
Jiang Zhiquan	Independent Non-executive Director	M	58	June 2008 to June 2011	0	0	0	Yes	115	No
Zhou Yunnong	Independent Non-executive Director	M	66	June 2008 to June 2011	0	0	0	Yes	115	No
Gao Jinping	Chairman of the Supervisory Committee	M	42	June 2008 to June 2011	0	0	0	Yes	407	No
Zhang Chenghua	Supervisor	M	53	June 2008 to June 2011	0	0	0	Yes	233	No
Wang Yanjun	Supervisor	F	48	June 2008 to June 2011	0	0	0	Yes	220	No
Zhai Yalin	External Supervisor	M	44	June 2008 to June 2011	0	0	0	No	0	Yes
Wu Xiaoqi	External Supervisor	M	52	June 2008 to June 2011	0	0	0	No	0	Yes

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Increase/ decrease of shares	Whether they received remuneration or allowance from the Company	Total remuneration received from the Company during the Reporting Period (RMB’000) (before taxation)	Whether they received remuneration or allowance from shareholder or other connected party
Liu Xiangdong	Independent Supervisor	M	57	June 2008 to June 2011	0	0	0	No	0	No
Yin Yongli	Independent Supervisor	M	69	June 2008 to June 2011	0	0	0	No	0	No
Zhang Jianping	Vice President	M	46	June 2008 to June 2011	0	0	0	Yes	408	No
Tang Chengjian	Vice President	M	53	June 2008 to June 2011	0	0	0	Yes	408	No
Zhang Jingming	Company Secretary and General Counselor	M	51	June 2008 to June 2011	0	0	0	Yes	291	No

Total									4,832

During the Reporting Period, the Company has not granted any share option incentive.

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

5.2 Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures

Save for the shares held by the Company’s Directors, Supervisors and Senior Management as set out in paragraph 5.1 above, as at 31 December 2008, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code for Securities Transactions”) set out under Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) .

As at 31 December 2008, none of the Directors, Supervisors or Senior Management or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3 Implementation of the Code of Corporate Governance Practices

In 2008, the Company complied with all the principles and provisions set out in the Code of Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Hong Kong Listing Rules, except for the following deviation:

Code provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is appointed as the Chairman and President of the Company.

Reason: Mr. Rong Guangdao has extensive experience in the management of large-scale petrochemical production, and has in-depth understanding about the operation of the Company. Mr. Rong is the most suitable candidate to serve the positions of the Chairman and President of the Company. For the time being, the Company is unable to identify another person who possesses better or similar abilities and talent as Mr. Rong to serve any of the above positions. The same deviation is simultaneously published in the “Corporate Governance Report” of the 2008 annual report.

5.4 Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6 REPORT OF THE DIRECTORS

6.1 Management Discussion and Analysis

(Unless otherwise specified, financial information included in this “Management Discussion and Analysis” section has been extracted from financial statements prepared under IFRS)

A. Operating Results

General—Review of the Company’s Operations during the Reporting Period (Business Review)

The global financial crisis triggered by the subprime mortgage meltdown in the United States became increasingly intense in 2008, resulting in a slowdown in the world economic growth and leading the global petroleum and petrochemical industries into their downtrend cycle. China’s economy underwent unexpected and historically unusual major challenges and tests. Although China’s economy continued to demonstrate steady and relatively fast growth (GDP growth reached 9%), the momentum of economic growth has slowed down remarkably. China’s petroleum and petrochemical industries were also severely hit as a result of the recession in the global economy, a significant fall in real economic growth and other factors. In particular, since the second half of the year, economic growth slowed down remarkably, market demand weakened, product prices fell sharply and corporate profitability decreased substantially. In 2008, despite the difficulties in the operations of the Company and its subsidiaries (the “Group”) as a result of the sharp rise and fall in international crude oil prices, the long time inverted prices of domestic refined oil products with those of crude oil and the sudden decrease in demand for petroleum and petrochemical products, the Group continued to fully implement its cost leadership strategy, improve production operations, optimize resource allocation and push forward the execution of its reforms and adjustments. Consequently, it was able to maintain steady production operations as well as make substantial progress in project construction, scientific research and development, internal management and cultivation of corporate culture. Nevertheless, while the Group broke through the threshold of RMB60,000 million in turnover and achieved a record high of RMB60,226.9 million in 2008, in the end it still experienced a substantial decrease in economic efficiency as compared to 2007 and suffered unprecedented heavy losses—as a result of factors such as too high crude oil costs, severely inverted prices of refined oil products with those of crude oil and a sharp fall in the prices of petrochemical products during the second half of the year.

1. Maintaining stable production operation

In 2008, the Group strived to cope with the changes in the external environment and maintain stable production operations on an ongoing basis. During the year, the average on-stream availability and the average load of the Group’s major production plants were 86.76% and 96.56%, respectively. The operation of major production plants remained steady, with the number of non-scheduled shut-down and the duration of non-scheduled shut-down being generally on par with those during the previous year. No major safety-related accidents or environmental pollution accidents happened during the year.

In 2008, the Group processed 9,238,300 tons of crude oil, up 3.36% over the previous year. Production outputs of gasoline, diesel and jet fuel increased by 13.01% over the previous year. Outputs of gasoline and diesel were 772,900 tons and 3,418,700 tons respectively, up 19.66% and 16.72% respectively over the previous year; and output of jet fuel was 634,700 tons, representing a decrease of 8.77% over the previous year. The Group produced 885,600 tons of ethylene and 487,300 tons of propylene, up 1.86% and 6.89% respectively over the previous year. The Group also produced 998,600 tons of synthetic resins and copolymers, representing a decrease of 2% from the previous year; 461,900 tons of synthetic fibre monomers, 585,500 tons of synthetic fibre polymers and 270,000 tons of synthetic fibres, representing decreases of 13.24%, 7.34% and 12.31% respectively from the previous year. Meanwhile, the quality of the Group’s products was consistently maintained at a premium level.

In 2008, the Group’s turnover amounted to RMB60,226.9 million, up 8.85% over the previous year, hitting a record high once again. The Group’s output-to-sales ratio and receivable recovery ratio were 100.44% and 100.17%, respectively. The Group’s annual sum of imports and exports (excluding crude oil imports) was US$2,951 million, up 65.41% over the previous year.

2. Market demand underwent abrupt changes

In 2008, abrupt changes occurred in the domestic demand for petrochemical products. In the first half of the year, the prices of petrochemical products continued to rise and the supply and demand remained basically balanced in general as a result of a substantial rise in international crude oil prices and the cost driven factor. However in the second half of the year, the demand for petrochemical products shrank significantly as a result of a sharp decline in international crude oil prices as well as a reduction in product consumption and a fall in both product sales volumes and prices triggered by the global financial crisis. For the year ended 31 December 2008, the weighted average prices (excluding tax) of the Group’s synthetic fibres as well as resins and plastics decreased by 10.15% and 1.05% respectively over the previous year; the weighted average prices (excluding tax) of intermediate petrochemical products and petroleum products increased by 0.14% and 20.65% respectively over the previous year.

3. Impact of crude oil costs

In 2008, international crude oil prices increased significantly from January to August but decreased significantly from September to December. After hitting successive record highs (the highest Brent crude oil closing price on the London Intercontinental Exchange was US$146.08 per barrel, while the highest WTI (“West Texas Intermediate”) crude oil closing price on the New York Mercantile Exchange was $145.29 per barrel), crude oil prices began to fall rapidly, and hit a new, 3-year record low in December (the lowest Brent crude oil closing price was US$36.61 per barrel while the lowest WTI crude oil closing price was US$33.87 per barrel). According to statistics, the 2008 annual average price of Brent crude oil increased by 35.40% over the previous year to US$98.37 per barrel (2007: US$72.65 per barrel). For the year ended 31 December 2008, the Group processed 9,238,300 tons of crude oil (all were processed for the Group’s own account), representing an increase of 299,900 tons over the previous year. Of this volume, offshore oil accounted for 499,300 tons and imported oil accounted for 8,739,000 tons. Of the Group’s cost of sales, crude oil costs accounted for RMB48,997.0 million or 71.47% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB5,303.68 per ton, representing a substantial increase of 37.19% over the previous year. Crude oil costs increased by RMB14,540.7 million as compared to 2007.

4. Capital expenditure projects proceeded in an organized manner

In 2008, the Group continued to commit adequate resources to the construction of projects relating to the structural adjustment program, which proceeded steadily and on schedule. The 620-ton/hour steam-boiler and 100 megawatt power generation project completed the 168-hour test run on 22 March 2008; the renovation project of adding recycling hydrogen desulphurization and system flare gas recovery facilities to the hydrocracker of No. 2 aromatics complex was basically completed on 10 December 2008; simultaneous works commenced on the civil engineering and installation of a new 600,000 ton/year PX aromatics complex, which are scheduled for basic completion by June 2009; simultaneous works commenced on the civil engineering and installation of a new 150,000 ton/year C5 separation unit, which are scheduled for basic completion by May 2009; simultaneous works commenced on the civil engineering and installation of a flue gas desulphurization project for the coal-fired power generating plants No. 3 and No. 4, which are scheduled for operation by April 2009; and the civil engineering works on a renovation project for the 220,000-volt substation are being finalized and scheduled for operation by June 2009. The Company started the formulation of the “Twelfth Five Year” development plan in the second half of 2008.

The Shanghai Secco Petrochemical Company Limited 900,000-ton/year ethylene joint-venture project between the Group, Sinopec Corp. and BP Chemicals East China Investments Ltd. operated normally in 2008, and 934,700 tons of ethylene were produced during the year, representing a decrease of 68,200 tons over the previous year. However, as a result of the surge in naphtha prices and the overall change in the petrochemical market, the operating results of Shanghai Secco Petrochemical Company Limited witnessed significant fluctuation in 2008, and it incurred cumulative loss for the whole year.

5. Energy conservation and emissions and discharge reduction work was continuously furthered

In 2008, the Group, in accordance with the State’s relevant requirements for energy conservation and emissions reduction, further strengthened management and mobilized all staff to commence an energy conservation campaign for aggressively pushing forward energy conservation and emissions reduction. A batch of energy conservation renovation projects were completed smoothly during the year: renovation works on feedstock optimization, energy conservation and consumption reduction for ethylene plant No. 1; and works on recovery of residual heat from heaters and on burners renovation for some of the plants of the No. 2 aromatics complex. The management of a batch of key energy consuming facilities was stepped up. By carrying out a workers’ contest to enhance the thermal efficiency of heaters and boilers, and initiatives for lowering the temperatures of flue gas, the actual measured weighted average thermal efficiency of heaters and boilers reached 90.48% during the year, up 0.76 percentage point over the previous year. The operation of the steam system was improved on an ongoing basis; flare gas emissions and controls were strengthened; and water conservation, discharge reduction and electricity conservation initiatives were enforced more thoroughly. In 2008, the Group’s overall energy consumption per RMB10,000 of product value was 1.508 tons of standard coal, down 3.52% from the previous year. The overall energy consumption was 7,264,300 tons of standard coal, down 3.09% from the previous year. Various indices for waste water discharges, industrial waste water discharge volume, COD for total discharge and hazardous waste treatment ratio all met the compliance requirements for environmental protection.

6. Technical improvements reaped good results

The Group achieved good results in its technical improvements in 2008. Major progress was made in the development of carbon fiber precursors, with the renovated pilot plant commencing trial operation and producing carbon fiber in November 2008; the development of industrialized production technology for acrylic fiber tow to be pre-oxidized in the process of carbon fiber production was recognised by users; technological development for the 150,000-ton/year C5 separation project served as a foundation for the development of the second-generation technology in C5 separation; the research on the application of domestically made bimodal polyethylene catalyst (25E) to domestic industries reaped satisfactory economic benefits; and special government financial support funding was secured to finance eight projects such as “fiber grade PET chip (for use in industrial filaments). As for information system development, the advanced control system and optimization projects for ethylene cracking furnace No. 2, ethylene rectifying tower and propylene rectifying tower have been completed and put into operation; the Company’s total budget management system, production plan optimization system, dispatch and command system for petrochemical production and advanced process control for butadiene extraction plant have commenced trial operation or operation. According to statistics, the Group’s output of new products amounted to 472,700 tons during the year; the new product output value ratio was 8.60%, while the new product output to sales ratio was 100.30%. A total of 195,900 tons of differentiated synthetic fibres was produced, and the ratio of differentiated synthetic fibres was 72.37%. A total of 771,100 tons of special resin was produced, and the ratio of special resin was 84.01%. Thirty-seven patent applications were submitted during the year, all of which were invention patents.

7. Work on system reforms proceeded steadily

In 2008, the Group continued to proceed with the flat management model by further streamlining the organization and enhancing management efficiency. During the third quarter, system reforms on some business divisions and second-tier entities, as well as work on organizational adjustments, were completed, thereby achieving a smooth, planned transfer of staff and adjustments of the underlying businesses. Work on implementing specialized and centralized management proceeded in an organized manner as witnessed by the completion of centralized management over the waste water treatment as well as integration of some of the recycle water system for the Polyester Fiber Division, the Chemical Division and the Acrylic Fiber Division. Work on system reforms for the auxiliary businesses has all been completed as well, with four non-core business enterprises having completed reforms and relevant business registrations. As at 31 December 2008, the Group reduced its work force by 1,655 employees, which reduction included voluntary resignees and retirees, representing 8.60% of the total work force of 19,252 employees as at the beginning of the year.

8. Brief analysis of the reasons for the heavy operating loss for the year

The major reasons for the heavy operating loss during the Reporting Period are:

(a) A substantial rise in crude oil costs. International crude oil prices rose and dropped sharply during 2008. The substantial surge in the average prices for the year as compared to that for the previous year has resulted in a substantial rise in the Group’s production costs as compared to the previous year. Of such costs, the average unit cost of processed crude oil increased substantially by 37.19% from the previous year, while crude oil costs increased by RMB14,540.7 million from the previous year, which mainly attributed to the heavy loss of the Group.

(b) Insufficient subsidies for refined oil products. In 2008, the eventual loss in the Group’s oil refining operations amounted to RMB3,945.9 million (the loss was RMB644.2 million in 2007). Although the Group received subsidies totaling RMB2,304.4 million for the year (the subsidies were RMB93.9 million in 2007), these subsidies were far from compensating the heavy loss in the oil refining operations caused by the severely inverted prices of refined oil products with those of crude oil and the fact that the Group had to increase the production of refined oil products to ensure supplies to the market.

(c) A substantial fall in the Group’s share of profit from associates and jointly-controlled entities and investment incomes. In 2008, the Group’s share of profit and investment incomes from associates and jointly-controlled entities amounted to RMB133 million, representing a substantial decrease of 90.74% from RMB1,437 million for the previous year. Of such amount, the investment loss from Shanghai Secco Petrochemical Company Limited was RMB99 million, as compared with the investment profit of RMB588 million for the previous year; income from disposal of financial assets available for sale was RMB132 million, as compared with RMB771 million for the previous year.

(d) Increase in allowance for diminution in value of inventories and impairment losses of assets. In 2008, the Group’s allowance for diminution in value of inventories and impairment losses of assets amounted to RMB1,180 million, representing an increase of 397.89% from RMB237 million for the previous year.

(e) A relatively heavy loss in the petrochemical business as well. In the second half of 2008, as a result of the global financial crisis, a plunge in international crude oil prices, the downtrend cycle of the petrochemical industry, a substantial fall in the prices of petrochemical products (prices of some of the Group’s major products fell by more than 60% from their highest prices in 2008) and reduction on the production of ethylene and downstream products, the Group’s gross profit from the petrochemical business decreased significantly from the previous year, resulting in a relatively heavy loss in the business as well.

Accounting estimates and judgments

The Group’s financial conditions and results of operations are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The critical accounting policies are contained in the financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with International Accounting Standard No. 36 “Impairment of Assets” and China Accounting Standards for Business Enterprises No. 8 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for the Group’s assets and cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses, would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Income tax

With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated from a tax circular (Circular No. 664) issued by the State Administrative of Taxation in June 2007, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. Except for the above, there is no further development of this matter during the year ended 31 December 2008. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it is not possible to reliably estimate the amount of the obligation, if any, that might exist.

Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2008			2007			2006
	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales
Synthetic Fibres	278.4	3,662.0	6.2	296.0	4,328.7	7.9	337.0	4,711.7	9.4
Resins and Plastics	1,462.6	14,850.3	25.0	1,549.0	15,878.8	29.3	1,558.9	15,753.3	31.6
Intermediate Petrochemicals	1,347.1	10,271.8	17.3	1,232.4	9,372.7	17.3	1,009.3	6,775.7	13.6
Petroleum Products	5,747.0	27,552.9	46.4	5,376.2	21,036.6	38.8	5,109.8	19,387.6	38.8
All others	—	2,992.8	5.1	—	3,637.9	6.7	—	3,289.8	6.6

Total	8,835.1	59,329.8	100.0	8,453.6	54,254.7	100.0	8,015.0	49,918.1	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2008		2007		2006
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibres
Net sales	3,662.0	6.2	4,328.7	7.9	4,711.7	9.4
Operating expenses	(5,313.5)	(9.0)	(4,410.8)	(8.1)	(4,515.4)	(9.0)

Operating (loss) / profit	(1,651.5)	(2.8)	(82.1)	(0.2)	196.3	0.4

Resins and plastics
Net sales	14,850.3	25.0	15,878.8	29.3	15,753.3	31.6
Operating expenses	(17,027.0)	(28.7)	(15,222.3)	(28.1)	(14,591.2)	(29.3)

Operating (loss) / profit	(2,176.7)	(3.7)	656.5	1.2	1,162.1	2.3

Intermediate petrochemicals
Net sales	10,271.8	17.3	9,372.7	17.3	6,775.7	13.6
Operating expenses	(10,314.5)	(17.4)	(8,558.9)	(15.8)	(6,095.3)	(12.2)

Operating (loss) / profit	(42.7)	(0.1)	813.8	1.5	680.4	1.4

Petroleum Products
Net sales	27,552.9	46.4	21,036.6	38.8	19,387.6	38.8
Other income	2,312.2	3.9	93.9	0.2	282.1	0.6
Operating expenses	(33,811.0)	(57.0)	(21,774.7)	(40.2)	(21,367.4)	(42.8)

Operating (loss) / profit	(3,945.9)	(6.7)	(644.2)	(1.2)	(1,697.7)	(3.4)

Others
Net sales	2,992.8	5.1	3,637.9	6.7	3,289.8	6.6
Operating expenses	(2,993.3)	(5.1)	(3,489.2)	(6.4)	(3,078.0)	(6.2)

	For the years ended 31 December
	2008		2007		2006
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Operating (loss) / profit	(0.5)	0.0	148.7	0.3	211.8	0.4

Total
Net sales	59,329.8	100.0	54,254.7	100.0	49,918.1	100.0
Other income	2,312.2	3.9	93.9	0.2	282.1	0.6
Operating expenses	(69,459.3)	(117.1)	(53,455.9)	(98.6)	(49,647.3)	(99.5)

Operating (loss) / profit	(7,817.3)	(13.2)	892.7	1.6	552.9	1.1
Net financing costs	(330.4)	(0.6)	(177.9)	(0.3)	(165.4)	(0.3)
Investment income	131.8	0.2	770.7	1.4	—	—
Share of profit of associates and jointly controlled entities	1.5	0.0	665.9	1.2	576.7	1.2

(Loss) / profit before tax	(8,014.4)	(13.5)	2,151.4	4.0	964.2	1.9
Income tax	1,812.7	3.1	(468.3)	(0.9)	(53.2)	(0.1)

(Loss) / profit after tax	(6,201.7)	(10.4)	1,683.1	3.1	911.0	1.8

Attributable to:
Equity shareholders of the Company	(6,238.4)	(10.5)	1,634.1	3.0	844.4	1.7
Minority interests	36.7	0.1	49.0	0.1	66.6	0.1

(Loss) / profit after tax	(6,201.7)	(10.4)	1,683.1	3.1	911.0	1.8

RESULTS OF OPERATIONS

The year ended 31 December 2008 compared to the year ended 31 December 2007.

Net sales

The total net sales of the Group increased by 9.35% to RMB59,329.8 million in 2008 compared to RMB54,254.7 million in 2007. In the first half of 2008, the prices of petrochemical products continued to rise and the supply and demand remained basically balanced in general as a result of a substantial rise in international oil prices and the cost driven factor. However, the demand shrank significantly in the second half of the year as a result of a sharp slide in international crude oil prices as well as a reduction in product consumption and a fall in both product sales volumes and prices triggered by the global financial crisis. For the year ended 31 December 2008, the weighted average prices (excluding tax) of the Group’s synthetic fibres as well as resins and plastics decreased by 10.15% and 1.05% respectively over the previous year; the weighted average prices (excluding tax) of intermediate petrochemical products and petroleum products increased by 0.14% and 20.65% respectively over the previous year.

1. Synthetic fibres

The net sales of synthetic fibre products decreased to RMB3,662.0 million in 2008, representing a 15.40% decrease compared to RMB4,328.7 million in 2007. The weighted average price of synthetic fibres decreased by 10.15% as compared to 2008, and the profit margin of synthetic fibre products was substantially reduced as raw material costs of synthetic fibres remained at high levels. As such, sales volume of the Group’s synthetic fibres in 2008 decreased by 5.95% as compared to 2007 because the sales volumes of major synthetic fibre products decreased by varying extent in 2008.

Net sales of synthetic fibre products accounted for 6.20% of the Group’s total net sales in 2008, representing a decrease of 1.70 percentage points as compared to 2007.

2. Resins and plastics

The net sales of resins and plastics decreased to RMB14,850.3 million in 2008, representing a decrease of 6.48% compared to RMB15,878.8 million in 2007. The weighted average price of resins and plastics in 2008 decreased by 1.05% compared to 2007 and sales volume in 2008 decreased by 5.58% compared to 2007. Among the Group’s resins and plastics products, the sales volume of polyester pellet for 2008 decreased by 11.14% and average sales price decreased by 9.21%, the sales volumes of polyethylene and polypropylene for 2008 also decreased as compared to 2007.

Net sales of resins and plastics accounted for 25.00% of the Group’s total net sales in 2008, representing a decrease of 4.30 percentage points as compared to 2007.

3. Intermediate petrochemical products

The net sales of intermediate petrochemical products increased to RMB10,271.8 million in 2008, representing an increase of 9.59% compared to RMB9,372.7 million in 2007, with the weighted average price of intermediate petrochemical products increased by 0.14% compared to 2007 while sales volume increased by 9.31% as compared to 2007. Among the Group’s intermediate petrochemical products, weighted average prices of ethylene, butadiene and ethylene oxide increased slightly as compared to 2007.

The net sales of intermediate petrochemical accounted for 17.30% of the Group’s total net sales in 2008, basically at par with 2007.

4. Petroleum products

The net sales of petroleum products increased to RMB27,552.9 million in 2008, representing an increase of 30.98% compared to RMB21,036.6 million in 2007, with an increase of 20.65% in the weighted average price as compared to 2007. The weighted average prices of gasoline and diesel oil increased by 20.68% and 19.70%, respectively, as compared to 2007. Due to the price limits set by the State, the petroleum products’ segment reported a negative profit margin. Meanwhile, the Group’s sales volume of gasoline and diesel increased by 18% as compared to 2007.

The net sales of petroleum products accounted for 46.40% of the Group’s total net sales in 2008, representing an increase of 7.6 percentage points as compared to 2007.

5. Other activities

The net sales of other activities decreased to RMB2,992.8 million in 2008, representing a decrease of 17.73% as compared to RMB3,637.9 million in 2007. Such decrease in the net sales was mainly attributed to a decrease in the trading volume of petrochemical products.

Operating Expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses increased substantially by 29.90% to RMB69,459.3 million in 2008 compared to RMB53,455.9 million in 2007. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, and petroleum products amounted to RMB5,313.5 million, RMB17,027.0 million, RMB10,314.5 million and RMB33,811.0 million, respectively, representing increases of 20.47%, 11.86%, 20.51% and 55.28%, respectively, as compared to 2007. The operating expenses of other activities amounted to RMB2,993.3 million, representing a decrease of 14.21% as compared to 2007.

1. Synthetic fibres

The operating expenses of synthetic fibres increased by RMB902.7 million compared to 2007, primarily due to an increase in the unit price of raw materials for producing synthetic fibres.

2. Resins and plastics

The operating expenses of resins and plastics increased by RMB1,804.7 million as compared to 2007, primarily due to increased unit costs for raw materials such as ethylene and propylene.

3. Intermediate petrochemical products

The operating expenses of intermediate petrochemical products increased by RMB1,755.6 million compared to 2007, which was mainly attributable to increase in sales of ethylene glycol; and the corresponding increases in costs and expenses of intermediate petrochemical products resulting from the increase in unit cost of intermediate petrochemical products following the increase in average unit cost of crude oil during the year.

4. Petroleum products

The operating expenses of petroleum products increased by RMB12,036.3 million compared to 2007, primarily due to the increase in crude oil prices (which was the major production raw material of the Group) which directly led to a significant increase in the operating expenses of petroleum products.

5. Other activities

The operating expenses of other activities decreased by RMB495.9 million compared to 2007, which was primarily attributable to reduced business volume.

Cost of sales

Cost of sales increased to RMB68,556.4 million in 2008, representing an increase of 30.22% compared to RMB52,646.5 million in 2007. Cost of sales accounted for 115.60% of the net sales for 2008, primarily due to significant increase in crude oil prices in 2008 which was the Group’s major raw material and increase in the amount of purchase of other raw materials.

1. Crude Oil

In 2008, the Group processed 9,238,300 tons of crude oil (no imported crude oil was processed on a sub-contracting basis during the year), representing an increase of 299,900 tons compared to 8,938,400 tons in 2007 (of which 25,400 tons imported crude oil were processed on a sub-contracting basis). The volumes of imported crude oil and offshore crude oil processed by the Group were 8,739,000 tons and 499,300 tons, respectively.

The total cost of crude oil processed by the Group in 2008 amounted to RMB48,997.0 million, representing an increase of 42.20% compared to RMB34,456.3 million in 2007 and accounting for 71.47% of the total cost of sales. The weighted average cost of crude oil for the Group was RMB5,303.68 per ton, representing a significant increase of 37.19% as compared to 2007. The weighted averaged costs of imported crude oil and offshore crude oil were RMB5,339.95 per ton and RMB4,668.86 per ton, respectively.

2. Other expenses

The expenses for other ancillary materials were RMB9,978.8 million in 2008, representing a decrease of 0.44% compared to RMB10,022.5 million in 2007. No material change was found hereof.

Selling and administrative expenses

Selling and administrative expenses amounted to RMB468.0 million, representing a decrease of 7.27% compared to RMB504.7 million in 2007, primarily due to a decrease in the Group’s sales agency fees in its sales operations during the Reporting Period.

Operating (loss) / profit

Operating loss amounted to RMB7,817.3 million in 2008, representing a significant decrease of 975.66% compared to operating profit of RMB892.7 million in 2007, which was primarily due to a significant decline in the Group’s operating efficiency during the Reporting Period.

Other operating income

Other operating income amounted to RMB145.2 million in 2008, a decrease of 32.96% compared to RMB216.6 million in 2007, which was primarily due to a decrease in income from the disposal of other unlisted investments during the Reporting Period.

Other operating expenses

Other operating expenses increased from RMB521.3 million in 2007 to RMB580.0 million in 2008, representing an increase of 11.26%, which was primarily due to an increase of RMB240.7 million in the Group’s provision made for impairments of fixed assets in 2008 as compared to 2007. In addition, the Group’s employee reduction expenses during the Reporting Period decreased by RMB118.2 million as compared to 2007, and the loss on disposal of non-current assets decreased by RMB47.3 million as compared to 2007.

Net financing costs

The Group’s net financing costs were RMB330.4 million in 2008, representing an increase of 85.72% compared to RMB177.9 million in 2007, which consisted primarily an increase of RMB297.8 million in the Group’s interest expense due to an increase of RMB5,280.8 million in the Group’s short-term borrowings. In addition, there was an increase of RMB145.3 million in the Group’s financial income as compared to 2007.

Investment income

The Group’s investment income was RMB131.8 million in 2008, mainly due to income from the disposal of available-for-sale securities transferred from equity.

(Loss) / profit before tax

The Group’s loss before tax was RMB8,014.4 million in 2008, representing a decrease of 472.52% compared to profit before tax of RMB2,151.4 million in 2007.

Income tax

The Group’s income tax credit was RMB1,812.7 million in 2008, representing a decrease of 487.16% compared to the income tax expenses of RMB468.2 million in 2007. The income tax credit in 2008 was primarily due to the fact that deferred income tax asset was recognized for deductible loss before tax by the Group according to accounting policy. Management considered that 2008 was an exceptional year of bad results. Based on the Group’s financial data of previous years and forecast of the future operating results, the management believes it is probable that the Group will have sufficient taxable profit available in the foreseeable future to utilize the tax losses.

Following the implementation of the newly revised “Enterprise Income Tax Law of The People’s Republic of China” with effect from 1 January 2008, the income tax rate of the Group was unified at 25% (2007: 33%).

(Loss) / profit after tax

Loss after tax was RMB6,201.7 million in 2008, representing a decrease of 468.47% compared to profit after tax of RMB1,683.1 million in 2007.

B. Analysis of the Company’s principal operations and performance (prepared under the China Accounting Standards for Business Enterprises)

1. Principal operations by segment or product

By segment or product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of operating income compared to last year	Increase/ decrease of operating cost compared to last year	Increase/ decrease of gross profit margin compared to last year
	(RMB’000)	(RMB’000)	(%)	(%)	(%)
Synthetic fibres	3,670,362	4,423,693	-20.52	-15.47	8.60	Decrease 26.71 percentage points
Resins and plastics	14,880,659	15,999,004	-7.52	-6.57	12.14	Decrease 17.94 percentage points
Intermediate petrochemicals	10,296,256	9,572,296	7.03	9.46	29.80	Decrease 14.57 percentage points
Petroleum products	28,372,037	32,960,162	-16.17	28.98	52.43	Decrease 17.87 percentage points
Others	3,091,256	2,798,496	9.47	-17.16	-13.51	Decrease 3.81 percentage points
Including: connected transactions	29,908,286	34,144,577	-14.16	30.56	57.67	Decrease 19.62 percentage points

Price-setting principles of connected transactions	The Directors (including the Independent Non-executive Directors) are of the view that the connected transactions were conducted on normal commercial terms which were no less favourable than those offered to or by any third party, and were conducted in the ordinary course of business. This was confirmed by the Independent Non-executive Directors of the Group.

Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil related materials and the sale of petroleum products by the Company to them were conducted in accordance with the State’s relevant policies and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to take place. The Company sold petrochemical products to Sinopec Corp. and its associates, and Sinopec Corp. and its associates act as an agent for the sale of petrochemical products, in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks and to improve the Company’s bargaining power with its customers. The Company obtained construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

2. Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/ decrease of operating income compared to the previous year (%)
Eastern China	55,696,523	9.27
Other regions in China	4,407,478	4.11
Exports	206,569	2.77

C. Liquidity and Capital Resources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

Capital Sources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash outflows from operating activities amounted to RM3,986.5 million in 2008, representing a decrease in cash inflows of RMB5,428.5 million compared to net cash inflows of RMB1,442.0 million in 2007. Due to the significant increase in the costs of the Group’s crude oil, net cash outflows from profit before tax (net of depreciation) amounted to RMB6,382.5 million in 2008, representing a decrease of RMB10,236.2 million of cash inflows compared to net cash inflows of RMB3,853.7 million in 2007. Decreased inventories balance at the end of the year 2008 led to a decrease in cash outflows of RMB705.6 million in 2008 (as compared to an increase in cash outflows of RMB1,034.6 million during 2007). Changes in the year-end balances of accounts payable, other payable and bills payable led to an increase in cash outflows of RMB786.9 million in 2008 (as compared to a decrease in cash outflows of RMB643.3 million during 2007). Decreases in the year-end balances of debtors, bills receivable and deposits led to an increase in cash inflows of RMB1,122.0 million in 2008 (as compared with a decrease in cash inflows of RMB387.7 million during 2007 as a result of an increase in such year-end balances). In addition, the Group’s income tax payment decreased significantly due to operating loss incurred during the Reporting Period. In 2008, income tax payment led to a cash outflow of RMB60.7 million (as compared to RMB674.5 million of a cash outflow in 2007).

Cash flow breakdowns of the Group during the Reporting Period

(prepared under the China Accounting Standards for Business Enterprises)

	2008	2007
	RMB’000	RMB’000
Net cash (outflow) / inflow from operating activities	(3,407,885)	1,784,572
Net cash outflow from investing activities	(707,480)	(511,231)
Net cash inflow / (outflow) from financing activities	3,850,637	(1,272,703)

Borrowings

The Group’s total borrowings in 2008 amounted to RMB9,801.7 million, representing an increase of RMB5,070.5 million, of which short-term bank loans increased by RMB5,165.3 million, long-term bank loans (repayable within one year) increased by RMB115.5 million and long-term loans decreased by RMB210.3 million.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict the Group’s ability to pay dividends on its shares.

Liability-to-asset ratio (prepared under IFRS)

The Group’s liability-to-asset ratio was 50.02% (2007: 29.82%). The ratio is calculated using this formula: total liabilities/total assets.

D. Research and Development, Patents and Licenses

The Group comprises a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2006, 2007 and 2008 were RMB51.6 million, RMB53.5 million and RMB47.3 million, respectively, representing approximately 0.1% of the total sales for those years.

The Group was not, in any material aspect, dependant on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

E. Off-Balance Sheet Arrangements

Please refer to the section of Major Events — Guarantees and note 32 to the financial statements under IFRS of the 2008 annual report for details of the Group’s external guarantee and capital commitments.

F. Contractual obligations

The following table sets forth the Group’s contractual obligations to repay loan principal in future as of 31 December 2008:

	As of 31 December 2008 Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	8,838,204	8,838,204	—	—
Long-term loan	963,542	534,521	229,021	200,000

Total contractual obligations	9,801,746	9,372,725	229,021	200,000

G. Description of substantial changes in the Company’s major financial data during the Reporting Period as compared to the previous year (prepared under the China Accounting Standards for Business Enterprises)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the total profit for the Reporting Period, together with reasons for the changes)

Unit: RMB’000

Item	For the years ended 31 December		Increase/ (decrease) amount	Change (%)	Reason for change
	2008	2007
Operating (loss)/profit	(10,364,673)	2,118,437	(12,483,110)	-589.26	In 2008, crude oil costs increased significantly with prices of refined oil products and crude oil seriously inverted; meanwhile, the international financial crisis has an impact on the Company’s production and operation
(Loss)/ profit before income tax	(8,022,281)	2,121,094	(10,143,375)	-478.21
Net (loss)/ profit for the year	(6,208,695)	1,641,166	(7,849,861)	-478.31
Net (loss)/ profit attributable to equity shareholders of the Company	(6,245,412)	1,592,110	(7,837,522)	-492.27

Item	For the years ended 31 December		Increase/ (decrease) amount	Change (%)	Reason for change
	2008	2007
Asset impairment losses	1,180,198	236,633	943,565	398.75	Significant decrease in the prices of the Company’s raw materials and market prices of petrochemical products, as well as provision made for impairment of machinery and facilities for the relevant products
Operating costs	65,753,651	50,573,669	15,179,982	30.02	Significant increase in raw material costs
Non-operating income	2,373,986	121,441	2,252,545	1,854.85	As the oil refining operation recorded significant loss, financial subsidies from the State increased
Income tax	(1,813,586)	479,928	(2,293,514)	-477.89	Deferred income tax asset was recognized for deductible loss incurred in 2008

Unit: RMB’000

Item	As at 31 December 2008	As at 31 December 2007	Change		Reason for change
			Amount	%
Bills receivable	566,356	1,800,856	(1,234,500)	-68.55	Sales in the fourth quarter of 2008 decreased significantly
Short-term loans	8,838,204	3,672,942	5,165,262	140.63	The Company borrowed RMB4.9 billion of short-term loans in the second half year of 2008 to compensate the Company’s funding needs

H. Analysis of the Reporting Period’s performance and results of the companies in which the Company has controlling interests or investment interests

As at 31 December 2008, the Company had more than 50% equity interests in the following principal subsidiaries:

Company	Place of registration	Principal activities	Place for principal activities	Class of legal person shares	Percentage of equity held by the Company	Percentage of equity held by subsidiaries (%)	Registered Capital (‘000)		Net Profit/ (loss) for 2008 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	800,000	(56,080)
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	17,074
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$	4,750	5,391
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	68,822
Zhejiang Jin Yong Acrylic Fiber Company Limited	China	Production of acrylic fiber products	China	Limited company	75	—	RMB	250,000	(586,426)
Shanghai Petrochemical Enterprise Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	455,000	(68,193)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	(38,448)

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB730.1 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company set up in the PRC; and an equity interest of 20%, amounting to RMB1,414.9 million, in Shanghai Secco Petrochemical Company Limited, a company set up in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. consists of planning, developing and operating the Chemical Industry Park in Shanghai, the PRC, while the principal business of Shanghai Secco Petrochemical Company Limited is the production of petrochemicals such as ethylene.

In 2008, there was no company in which the Group has controlling interests or investment interests and which affected 10% or more of the Group’s net loss.

I. Major suppliers and customers

The Group’s top five suppliers in 2008 were Sinopec Pipeline Transport & Storage Branch, China International United Petroleum & Chemical Co., Ltd., Sinochem Petroleum Company, Shanghai Secco Petrochemical Company Limited and China National Offshore Oil Corporation. Total costs of purchases from these suppliers accounted for 85% of the total cost of purchases by the Group during the year, amounting to RMB50,518.2 million. The cost of purchases from the largest supplier amounted to RMB28,986.4 million, representing 49% of the total cost of purchases by the Group during the year.

The Group’s top five customers during 2008 were Sinopec Huadong Sales Company, Sinopec Shanghai Gaoqiao Branch, Shanghai Secco Petrochemical Company Limited, Shanghai Chlor-Alkali Chemical Company Limited and Tongkun Group Zhejiang Hengsheng Chemical Fibre Company Limited. The total sales derived from these customers represented 46% of the Group’s total turnover during the year, amounting to RMB27,441.4 million. The sales derived from the largest customer amounted to RMB24,654.4 million, representing 41% of the turnover during the year.

To the knowledge of the Board, in relation to the above supplies and customers, none of the Directors (or their associates) or shareholders of the Company had any interest Sinochem International Company, China National Offshore Oil Corporation, Shanghai Chlor-Alkali Chemical Company Limited and Tongkun Group Zhejiang Hengsheng Chemical Fibre Company Limited. Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinopec Huadong Sales Company and Sinopec Gaoqiao Branch are subsidiaries of the Company’s controlling shareholder, Sinopec Corp. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

J. Others

Employees

As at 31 December 2008, the Group had 17,597 employees, of whom 9,795 were production staff; 6,447 were sales, finance and other staff; and 1,355 were administrative staff. 38.39% of the Group’s staff held tertiary or above qualifications. The number of resigning and retiring staff that the Group had to undertake the respective expenses totalled 12,559.

Purchase, Sale and Investment

Save and except as disclosed in the 2008 annual report, there was no material purchase or sale of our subsidiaries or associates or any other material investments during 2008.

Pledge of Assets

As at 31 December 2008, no fixed asset was pledged by the Group (31 December 2007: RMB nil).

K. Items related to fair value measurement

Unit: RMB’000

Item (1)	Amount at the beginning of the Reporting Period (2)	Gains or losses arising from changes in fair value for the Reporting Period (3)		Cumulative gains or losses previously reported in equity (4)	Impairment made for the Reporting Period (5)	Amount at the end of the Reporting Period (6)
Financial assets
Including:
1. Financial assets at fair value through profit or loss
Including:
Derivative financial assets	—	97,644		—	—	97,644
2. Available-for-sale financial assets	478,793	(133,765	)Note	(221,110)	—	123,918

Subtotal of financial assets	478,793	(36,121)		(221,110)	—	221,562

Note:	Gains or losses arising from changes in fair value of available-for-sale financial assets for the Reporting Period is the sum of principal collected from the disposal of available-for-sale financial assets by the Group in 2008 and their changes in fair value.

L. Status of holding foreign currency financial assets and financial liabilities

Apart from the “financial assets at fair value through profit or loss—derivative financial assets” listed in the above table of “Items related to fair value measurement”, as at 31 December 2008, the Group also held foreign currency denominated bank deposits and borrowings, equivalent to RMB13,070,000 and RMB4,102,906,000, respectively.

6.2 Company’s Outlook on Future Developments (Business Prospects)

1. Industry trends and the competitive environment that the Company faces

In 2009, as a result of the unprecedented global financial turmoil, the negative impact upon the world’s real economic growth will continue to intensify. The world economy will grow at a remarkably reduced speed and is faced with a number of instabilities and uncertainties. Although China’s economy is confronted with serious difficulties and challenges internationally and domestically, China will continue to maintain steady and relatively fast growth through improving macro economic control initiatives and by implementing a proactive fiscal policy and a moderately relaxed monetary policy, as well as a series of strong measures to “ensure growth and expand domestic demand”. However, China’s growth will be slower as compared to the past.

The trend of international oil prices will remain relatively uncertain in 2009. However, it is anticipated that the long-lasting, delicate balance in the global supply and demand of petroleum will be eased, leaving much less room for market speculation. The overall level of international oil prices is anticipated to remain lower than those in 2008. The global petrochemical industry is likely to undergo a restructuring given the pressures of both decelerating economic growth and declining industry cycle, compounded by the continuous fall in the on-stream availability of plants due to a gradual release of new production capacities created by investments made during the peak period. The growth rate of China’s petrochemical industry will slow remarkably under the impact of the global financial crisis. On the one hand, there exists a number of adverse effects such as a contracting demand in the domestic petrochemical industry; a switch of the domestic petroleum products market from a seller’s market to a buyer’s market; capacity surplus due to concurrent commencements of operations of new plants, resulting in a structured oversupply in the petrochemical sector; an influx of a large number of overseas products; growing trade protectionism and conflicts among many nations and regions; and obstructions to export of domestic petrochemical downstream products. On the other hand, the domestic petrochemical industry has also seen a substantial fall in the costs of crude oil and raw materials as a result of the global financial turmoil, leading to a substantial decrease in production, investment and development costs. The Chinese government’s implementation of an array of initiatives for “ensuring growth” and the commencement of construction of projects relating to people’s livelihood and infrastructure facilities, as well as the creation of an ecological environment and reconstruction projects in disaster-hit areas, will effectively drive end-user consumption of petrochemical products and improve the unfavorable situation in the domestic petrochemical sector. The revitalization program for the ten major pillar industries including the iron and steel, automobile, petrochemical and textile industries, and the introduction of initiatives such as a full implementation of the changes of the value-added tax regime will revitalize the domestic economy. Upon implementation of a reform program for the petroleum product tax regime, the prices of domestic petroleum products will be indirectly aligned with international crude oil prices in a controlled manner. This will generally offset losses on production by oil refining enterprises caused by various unfavorable policy factors.

2. New business plans for 2009

In the first half of 2009, faced with the relatively difficult environment in its production operations, the Group will strive to cope with challenging conditions such as a decreased demand in the petrochemical market and intensifying competition. It will continue to fully implement the cost leadership strategy; earnestly maintain safe and stable production operations; optimize resource allocation; push forward reform and development programs and cultivation of corporate culture; step up internal management and team building; and continuously enhance its competitiveness and risk resistance capability, thereby striving to return to profit in 2009.

To achieve these business objectives in 2009, the Group intends to adopt the following major initiatives:

(a) Further reinforcing management foundation to ensure safe, stable and fine production operations

The Group will integrate, in an organic manner, the “Three Basics” and specialty business lines to further reinforce management foundation relating to safety, production and equipment. It will continue to step up its work in environmental protection; earnestly enforce the HSE (Health, Safety and Environment) management system; improve the emergency response mechanism for environmental protection; strengthen the supervision and management of safety and environmental protection in direct operations on inspection, maintenance and construction sites to prevent the occurrence of serious incidents involving safety, environmental protection or occupational diseases and hazards; step up the routine management of production and equipment; improve methods for production operations; enforce initiatives for anti-corrosion and monitoring of equipment; strengthen routine maintenance of major facilities and equipment; and further raise the operational standards of its major production facilities and the standards for its major technical and economic indices.

(b) Mobilizing all staff to commence an energy conservation campaign to enhance the standards of energy conservation and consumption reductions with every effort

The Group will further the work on energy conservation and consumption reductions in accordance with the relevant requirements of the State and government authorities on energy conservation and emissions reduction. It will continue to improve the balance and optimization of the vapour system, reduce the discharge of low-pressure steam; and continue to improve the flare gas recovery project, thereby enabling the recovery and utilization of flare gas and low added-value fuel to the maximum extent through a full use of the recovery system, with a view to minimizing the discharge of flare gas. It will continue to proceed with water conservation, emissions reduction and sewage recovery in oil refining and petrochemical production by further reducing the volume of water consumed by industries and households, and proceed with a centralized supply of pure water to lower the costs of water making.

(c) Reinforcing internal control and management, and reducing operating risks and operational costs

The Group will further reinforce internal control and management, improve operation flows and enhance management efficiency. It will revise and improve its “Internal Control Manual” and internal control regime pursuant to the requirements in the “Fundamental Standards for Internal Controls of Enterprises” published by the Ministry of Finance, CSRC, National Audit Office, CBRC and CIRC of China by consistently reinforcing and regulating internal control against operating risks. It will continue to reinforce comprehensive budget controls; cope with challenging conditions proactively; reduce non-production expenses; implement detailed budget controls; commit adequate resources to the procurement and processing of crude oil and intermediate petrochemical materials; optimize inventory mix; and strive to lower procurement costs, processing costs and inventory financing of crude oil and raw and auxiliary materials.

(d) Devoting efforts to the construction of structural adjustment projects, pushing ahead with sound and fast development of the Company

The Group will continue to make dedicated efforts to work on constructing the structural adjustment projects and technological advancement so as to enhance its competitiveness. In light of the situation and development trends of the petrochemical market, the Group will proceed steadily with the construction of structural adjustment projects to ensure that the new 600,000 ton/year PX aromatics complex, the new 150,000 ton/year C5 segregation plant, the adding of flue gas desulphurization facilities to furnaces No. 3 and No. 4 of coal-fired power plants, and the 220,000-volt transformer station alteration project will reach the planned stages on time and in good quality. It will strive to complete various work on the comprehensive natural gas utilization renovation project to try to satisfy the requirements for receiving natural gas by September 2009, and earnestly complete the formulation of the Company’s “Twelfth Five Year” development plan. As for technological advancement work, the Company will devote dedicated efforts to the research on the Company’s product-chain extended processing, in particular on delicate petrochemicals. It will continue to make dedicated efforts to the development of operative technology, application of new technology as well as research and development of products with high added-value, and increase the development of new plastic and chemical fiber products. It will promote the application of new technology in energy conservation and consumption reductions, and continue to work on a more in-depth application of its information system project.

(e) Advancing system changes and improvements and further reinforcing staff team building

The Group will continue to advance various internal reform programs proactively and steadily, and further reinforce staff team building. It will continue to integrate corporate management resources; develop professional centralized management; improve management systems; integrate auxiliary businesses and external investment businesses and complete changes to their management systems and businesses; and devote dedicated efforts to the management of the tracking of reformed enterprises to promote a steady and sound development of these enterprises. It will further reinforce staff team building by extensively conducting cross-position, cross-department and cross-profession exchanges to increase the vitality of the staff. It will continue to devote dedicated efforts to the training of professional technicians in know-how and skills to enhance their vocational abilities, and to provide on-the-job training for various types of staff by level and category, in particular re-training and training in multiple skill areas for operators in major plants to enhance their technological operation standards.

(f) Actively cultivating a corporate culture of cohesion, harmony and stability

The Group will further advance the cultivation of a corporate culture of cohesion, harmony and stability. Pursuant to the requirements in the “Implementation Outlines of Shanghai Petrochemical on the Cultivation of a Corporate Culture”, it will continue to thoroughly push forward various tasks on the cultivation of a corporate culture to gradually create a corporate core value that primarily comprises “responsibility, discipline and integrity”, and a work attitude of being “rule-abiding, regulated, conscientious, meticulous”. The Group will improve on a democratic management system, thereby safeguarding the lawful rights and interests of its staff; extend affection and concern to its employees; and further enhance various fringe benefits such as medical insurance and health inspections as well as supplementary benefits for staff’s living, so as to reinforce the staff’s cohesion and sense of belonging to the Group.

3. The risks to which the Company may be exposed in its future development

(a) The cyclical characteristics of the petroleum and petrochemical industries as well as the volatility of crude oil and refinery products’ prices may have an adverse impact on the Group’s operation and production.

A large part of the Group’s revenue is derived from the sale of petrochemical products. Historically, such products have been cyclical in nature and sensitive towards the supply and prices of raw materials as well as towards the overall economic situation. The markets where many of the Group’s products are available respond sensitively to changes in industrial output and output level, the conditions of regional and global economies, cyclical changes in the prices and supply of substitutes, and changes in consumer demand. The above factors have a major impact, from time to time, on the prices of the Group’s products available on the regional and global markets. Historically, these markets have experienced short supply during various periods which led to an increase in prices and profits, followed by a period of increased output which might result in oversupply and a decline in prices and profits. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the increasing impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Increased crude oil prices and decreased petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(b) The Group may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. The Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers. However, the Group’s ability to pass on the increased costs to its customers is subject to market conditions and the State’s control. Since there is a time lag between a rise in crude oil prices and a rise in petrochemical products prices, and since the new pricing mechanism for petroleum products is not transparent, the determined prices of these petroleum products may be unable to fully and timely offset the impact resulting from fluctuations in crude oil prices such that rising crude oil prices cannot be totally offset by increasing the sales prices of the Group’s products. In addition, the State also imposes stringent control over the distribution of many petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as the subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the increases in these prices cannot be totally offset by the increases in the sales prices of the Group’s petroleum products. This has created, and will continue to create, a major adverse impact on the Group’s financial condition, operating results or cash flow.

(c) Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital intensive sector. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s capital expenditures amounted to approximately RMB1,511.1 million for 2008 (2007: RMB2,134.1 million), which were met by financing activities and part of the Group’s internal funds. The Group’s real capital expenditures may vary significantly due to the Group’s capability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Besides, there is no assurance as to whether the Group’s capital projects will be completed or, if completed, at what costs, or whether success will be made as a result of the completion of such projects.

The Group’s capability to secure external financing in the future is subject to a number of uncertainties which include:

•	the Company’s operating results, financial condition and cash flow in future;

•	China’s economic conditions and the market conditions for the Group’s products;

•	financing costs and conditions of the financial market; and

•	grant of government approval documents and other risks associated with the development of infrastructure projects in China, and so forth.

The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(d) The Group may be exposed to intensifying competition

From 2009 to 2010, China’s petrochemical market will reach a peak of production capacity. The commencement of production by new plants at the same time will create capacity surplus which will result in a structured oversupply in the petrochemical market in general. The Group believes this will have a substantial impact on the production and sale of its major products. Eastern China (including Shanghai, Jiangsu, Zhejiang, Anhui and Jiangxi), a major market of the Group, has been experiencing a stronger economic growth and a higher demand for petrochemical products than other regions. The Group believes that this will prompt rival petrochemical companies to attempt to expand their sales and set up their sales networks in our major markets.

Chinese private enterprises have gradually overcome technological and funding barriers and extend from the downstream processing sector to the upstream petrochemical field. These enterprises have the strengths in many areas such as system and mechanism operation, costing, preferential policy treatment and regional presence. The Group believes these enterprises will, by adopting a low-cost approach and a flexible mechanism, compete with the Group in the markets relating to our products. Intensifying competition may have a material adverse impact on the Group’s financial condition and operating results.

(e) The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Such laws and regulations permit the government to:

•	levy a tax on the emission of wastes;

•	levy a fine and a charge on acts that have seriously damaged the environment; and

•	shut down or suspend any facilities which are not in compliance with the law, and request that a rectification be made or that the operation which is damaging the environment be suspended.

Wastes are generated during the Group’s production operations. Besides, permits are required for the Group’s production, and such permits may be subject to renewal, revision or revocation. Currently the Group’s operations are in full compliance with the requirements of all applicable Chinese environmental protection laws and regulations. However, the State has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the State or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

(f) The Group will be under a longstanding impact of competition and imported products from foreign companies upon China’s accession to the World Trade Organization (“WTO”).

As a member state of the WTO, China has undertaken to lift or reduce some tariffs and non-tariff barriers imposed on foreign players in the Chinese domestic petrochemical market, and such barriers were used to benefit us. In particular, China has significantly reduced the tariff rates of imported petrochemical products, which are in competition with the Group’s products, and:

•

participation by foreign companies in investing in China’s domestic petrochemical industry has increased, and foreign investors have been permitted to hold 100% equity interest in petrochemical companies in China;

•	restrictions on the import of crude oil by non-state-owned companies have been relaxed gradually;

•	foreign investment enterprises have been granted the right to import and trade petrochemical products; and

• foreign companies have been permitted to distribute and market petroleum products in China’s domestic retail and wholesale markets.

After these measures are implemented, the Group will consistently be affected by intensified competition and imports from overseas. The Group believes that China’s accession to the WTO will bring about a substantial amount of investment and business to China and accordingly, more opportunities will be available for the Group’s product sales. The Group also truly believes that its products have been and will be able to maintain their competitiveness against products imported into China. However, tariff breaks on imported products may reduce the cost of imported products or may have an adverse impact on the revenues from the sale of some of our products, including a small number of major products. On the other hand, the Chinese government may also lower the tariffs on our production equipment to be imported by us in the future and lift the existing restrictions on the use of imported raw materials (such as crude oil). Although the Group is confident that it is able to capitalize on new sales opportunities, the eventual impact of China’s accession to the WTO on our business and operating results remains to be seen. Besides, as a result of the impact of the financial crisis, demand from the global market has contracted considerably and many overseas petrochemical corporations, in particular those neighboring corporations in Japan, South Korea and the Middle East, have switched their focus to China by exporting products to China which, the Group believes, will further intensify the competition in the Chinese domestic petrochemical market.

(g) Change in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic situations. On 21 July 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily within a narrow band. During 2008, the Renminbi further appreciated against the US dollar as the US dollar depreciated in value overall against various currencies. In addition, the PRC government continues to receive significant international pressure to further liberalize its currency policy, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues are denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(h) Connected transactions may have an adverse impact on the Group’s business and business efficiency

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., the controlling shareholder of the Group; Sinopec, the controlling shareholder of Sinopec Corp.; as well as various subsidiaries or associates thereof, while these connected parties provide the Group with various services which include, inter alia, sales and market development as well as education and community services. The connected transactions and services conducted by the Group with these companies are carried out under normal commercial terms and terms in relevant agreements. However, if Sinopec Corp. refuses to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be subject to an adverse impact. Besides, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or may be competing with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interest may be in conflict with that of the Group, it may take actions beneficial to itself in defiance of the interest of the Group.

(i) Risks associated with the control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 4,000,000,000 shares of the Company, representing 55.56% of the total number of shares of the Company and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff, etc, thereby producing an adverse impact on the Group’s production operation as well as minority shareholders’ interests.

(j) Risks associated with the failure to complete the share reform

Commissioned by the shareholders of non-tradable shares, the Company initiated a share reform proposal first in October 2006 and subsequently in December 2007, but the two share reform proposals failed to obtain approval by the shareholders of tradable A shares because such shareholders were not satisfied with the share reform proposals. According to the relevant regulations, starting from 8 January 2007, the Shanghai Stock Exchange began to adopt a special arrangement of differentiated systems for listed companies that were unable to complete share reform, under which the range of share price movements for such A shares were unitarily adjusted up or down by 5% each day, with a trading information disclosure system equivalent to that of ST and ST* stocks applied to such stocks. The possibility can not be ruled out that the CSRC and the Shanghai Stock Exchange may, depending on market conditions, introduce further arrangements of differentiated systems in a gradual manner for companies which have not yet completed the share reform. In addition, the CSRC will keep paying special attention to the implementation of share reforms by the listed companies which have not yet implemented share reforms when reviewing any securities-related applications by such listed companies, their substantial shareholders or ultimate controllers. Such regulations may have an adverse impact on the business environment, market image and market financing activities of the Company.

6.3 Principal Operations by Segment and Product

Please refer to section 6.1.

6.4 Principal Operations by Geographical Location

Please refer to section 6.1.

6.5 Projects from Non-raised Capital

In 2008, the capital expenditure of the Group amounted to RMB1,511.1 million, representing a decrease of 29.19% as compared to RMB2,134.1 million in 2007. Major projects include the following:

Project	Total project investment RMB million	Project progress as at 31 December 2008
600,000-ton/year PX aromatics complex	3,013.2	Under construction
Ancillary project for the first tank area along Jinjiahu oil pipeline	71.4	Completed
150,000-ton/year C5 segregation plant	292.1	Under construction

Total	3,376.7	—

The Group’s capital expenditure for 2009 is estimated at approximately RMB 2,200 million.

6.6 Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

The Company incurred significant loss in its 2008 net profit. The Board did not recommend the payment of a final dividend for the year, nor did the Board increase share capital by transferring reserve fund.

7 MAJOR EVENTS

7.1 Guarantees

Unit: RMB’000

									The Group’s External Guarantees (excluding guarantees to subsidiaries)
Guarantor	Relationship between the guarantor and the Company	Guaranteed entities	Guarantee amount	Date (Agreement signing date)	Commence- ment date of guarantee	Maturity date of the guarantee	Type of guarantee	Guarantee expired	Whether the guarantee is overdued	Overdued amount of the guarantee	Whether counter- guarantee available	Guarantee for a connected party	Connected relationships
SPC	—	Shanghai Jinpu Plastics Packaging Material Company Limited	14,500	20 July 2008	20 July 2008	20 July 2009	Joint guarantee	No	No	—	No	Yes	Associate
Shanghai Petrochemical Enterprise Development Company Limited	Parent company and subsidiary	Shanghai Jinshan Hotel Co. Ltd.	8,250	24 March 2008	27 August 2008	27 August 2009	Joint guarantee	No	No	—	No	Yes	Joint venture
Shanghai Petrochemical Enterprise Development Company Limited	Parent company and subsidiary	Shanghai Chemical Industry Park Logistics Co., Ltd.	2,997	21 December 2004	21 December 2004	21 December 2009	Joint guarantee	No	No	—	No	Yes	Joint venture
	Amount of guarantees signed during the Reporting Period (excluding guarantees to subsidiaries)												(5,000)
	Amount of guarantees at the end of the Reporting Period (excluding guarantees to subsidiaries)												25,747
	Group’s guarantees to subsidiaries
	Amount of guarantees to subsidiaries signed by the Company during the Reporting Period												(295,000)
	Amount of guarantees to subsidiaries at the end of the Reporting Period												250,000
	Total guarantee amount (including guarantees to subsidiaries)
	Total guarantee amount												275,747
	Total guarantee amount as a percentage of net asset value of the Company (%) of which:												1.99%
	Amount of guarantee provided for shareholders, the controlling company of the controlling shareholder or the other connected parties												—
	Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly												258,250
	Total amount of guarantee is over 50% of the net asset												—
	Total guarantee amount of the above three items												258,250

7.2 Major Connected Transactions

7.2.1 Continuing connected transactions

Major connected transactions involving purchase of goods and provision of labour services

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of the total amount of this type of transaction (%)
Income from sale of products and services	Sinopec Huadong Sales Company	24,682,129	40.98
	Other related parties	5,226,157	8.68
Purchases	Sinopec Transport and Storage Company	28,986,447	48.72
	Other related parties	14,356,008	24.13
Installation fees	Sinopec and its subsidiaries	114,878	76.73
Transportation costs	Sinopec Transport and Storage Company	300,948	72.57

This includes: an amount of RMB27,871,756,040 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the Reporting Period.

7.2.2 Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties		Funds provided by connected parties to the Company
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance
Sinopec Corp.	Controlling shareholder	—	—	—	—
Sinopec and its other subsidiaries	Controlling company of the controlling shareholder and other subsidiaries	(33,007)	11,654	221	66,911

Total		(33,007)	11,654	221	66,911

During the Reporting Period, the funds the Company had provided to the controlling shareholder and its subsidiaries (RMB)					—
The balance of funds provided by the Company to the controlling shareholder and its subsidiaries (RMB)					—

*	Reasons for the formation of connected creditor’s rights and liabilities:

The balance of funds provided by the Group to the connected parties at the end of the Reporting Period mainly included: the balance of borrowings of RMB9.5 million provided to the Group’s associates and the unsettled receivables arising from sales of products to the Group’s associates.

7.3 Other major events and the impact, and analysis of solutions

7.3.1 The Company holds stakes in other listed companies

Unit:RMB’000

Stock code	Abbreviation of securities	Initial investment cost	Percentage of shareholding in that company at the end of the Reporting Period (%)	Book value at the end of the Reporting Period	Gain/(loss) in the Reporting Period	Change in shareholders’ equity of the Reporting Period	Account	Source of shares
600837	HTSEC	11,164	0.12	80,322	—	(143,032)	Available-for-sale financial assets	Investment
600000	SPDB	1,318	0.04	31,005	118,389	(60,194)	Available-for-sale financial assets	Investment
600527	JNGX	898	0.85	12,591	13,383	(17,884)	Available-for-sale financial assets	Investment

Total	/	13,380	/	123,918	131,772	(221,110)	/	/

7.4 The Board has issued a self-evaluation report on the Company’s internal control and the auditors have issued a report on internal control over financial reporting in accordance with “Sarbanes — Oxley Act”. For details, please refer to the full text of the 2008 annual report.

7.5 The Company has disclosed a report of fulfilling corporate social responsibility. For details, please refer to the full text of the 2008 annual report.

7.6 Purchase, sale and redemption of shares

During the year, no share of the Company was purchased, sold or redeemed by the Company or its subsidiaries.

8 REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee believed that the Company operated in compliance with the laws and no problem existed in the financial position of the Company, use of funds raised by the Company, acquisitions by the Company, transactions related to disposal of assets and connected transactions.

During the Reporting Period, the Supervisory Committee of the Company continued to refine the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant State laws and regulations including the PRC Company Law and the Code of Corporate Governance for Listed Companies, and the articles of association of the Company. The Supervisory Committee conscientiously discharged its duties and exercised supervision over the management’s compliance with the relevant laws and regulations including the PRC Company Law and the Code of Corporate Governance for Listed Companies. It also supervised the enforcement of resolutions passed at general meetings and Board meetings, the compliance with decision-making procedures by the Board and the implementation of the internal control system. Meanwhile, it conscientiously conducted inspection on the financial system and the financial position of the Company. No breach of laws, regulations and the articles of association of the Company or act that damaged the Company’s or its shareholders’ interests was discovered as the Directors and Senior Management of the Company discharged their duties with the Company.

The Supervisory Committee was of the view that the financial report of the Company for the year 2008 truthfully reflected the Company’s financial position and operating results. The Company and its controlling subsidiaries did not violate the financial and accounting system in their operating activities. The standard unqualified audit reports issued by KPMG and KPMG Huazhen were objective and fair.

During the Reporting Period, the Company did not raise any capital.

During the Reporting Period, no damage on the shareholders’ interests or causing of loss of assets of the Company in the process of disposal of assets was discovered.

During the Reporting Period, connected transactions were conducted on normal commercial terms and in accordance with the terms of the relevant agreements. No damage on the interests of the Company and its shareholders was discovered.

9 FINANCIAL REPORT

9.1 Audit Opinion

Huazhen	AUDITORS’ REPORT ON FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

KPMG-B(2009)AR No. 0387

To the shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (the Company), which comprise the consolidated balance sheet and balance sheet as at 31 December 2008, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2008, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants Registered in the People’s Republic of China
Yu Xiaojun
Beijing, the People’s Republic of China	Wang Wenli

27 March 2009

9.2 Financial Statement Prepared under China Accounting Standards for Business Enterprises

Balance sheet

	As at 31 December
	Group		Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Assets
Current assets
Cash at bank and on hand	627,685	893,165	294,786	634,533
Financial assets held for trading	97,644	—	97,644	—
Bills receivable	566,356	1,800,856	436,056	1,669,202
Dividends receivable	74,000	—	74,000	—
Trade debtors	226,293	563,093	197,522	420,734
Advance payments	66,772	123,939	65,586	105,211
Other receivables	111,578	352,642	12,465	311,703
Inventories	4,492,215	5,197,849	4,249,254	4,780,473
Other current assets	248,808	—	245,420	—

Total current assets	6,511,351	8,931,544	5,672,733	7,921,856

Non-current assets
Available-for-sale financial assets	123,918	478,793	111,327	434,554
Long-term equity investments	2,941,717	3,543,769	4,231,982	5,081,193
Investment property	492,690	512,793	554,405	569,326
Fixed assets	13,528,185	15,259,283	12,648,909	13,753,579
Construction in progress	1,854,154	965,463	1,815,344	940,491
Intangible assets	577,479	597,897	459,181	460,638
Long-term deferred expenses	145,553	173,807	141,331	167,582
Deferred tax assets	1,932,418	—	1,935,851	—

Total non-current assets	21,596,114	21,531,805	21,898,330	21,407,363

Total assets	28,107,465	30,463,349	27,571,063	29,329,219

	As at 31 December
	Group		Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	8,838,204	3,672,942	8,683,204	3,289,642
Bills payable	265,443	300,575	265,364	285,594
Trade creditors	2,513,076	1,913,118	2,399,527	1,797,640
Receipt in advance	443,471	429,516	369,723	397,112
Employee benefits payable	23,240	85,651	20,443	68,212
Taxes payable	45,448	168,755	39,062	144,555
Interest payable	18,333	11,796	18,333	11,796
Other payables	660,984	1,236,529	921,185	1,585,040
Current portion of non-current liabilities	534,521	419,027	450,000	259,097

Total current liabilities	13,342,720	8,237,909	13,166,841	7,838,688

Non-current liabilities
Long-term loans	429,021	639,289	300,000	450,000
Deferred tax liabilities	—	20,963	—	10,667
Other non-current liabilities	230,000	261,753	230,000	261,753

Total non-current liabilities	659,021	922,005	530,000	722,420

Total liabilities	14,001,741	9,159,914	13,696,841	8,561,108

	As at 31 December
	Group		Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	2,939,181	3,203,842	2,930,412	3,171,623
Surplus reserve	4,766,408	4,766,408	4,766,408	4,766,408
(Accumulated losses)/ retained earnings	(1,064,218)	5,829,194	(1,022,598)	5,630,080

Total equity attributable to equity shareholders of the Company	13,841,371	20,999,444	—	—
Minority interests	264,353	303,991	—	—

Total equity	14,105,724	21,303,435	13,874,222	20,768,111

Total liabilities and shareholders’ equity	28,107,465	30,463,349	27,571,063	29,329,219

Approved and authorised for issue by the Board on 27 March 2009.

/s/ Rong Guangdao	/s/ Du Chongjun	/s/ Han Zhihao	(Company Chop)
Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Han Zhihao Director and Chief Financial Officer

Income statement

	For the years ended 31 December
	Group				Company
	2008 RMB’000		2007 RMB’000		2008 RMB’000	2007 RMB’000
Operating income		60,310,570		55,404,687	55,758,461	50,074,300
Less: Operating costs		65,753,651		50,573,669	61,443,455	45,729,716
Business taxes and surcharges		897,088		1,073,695	886,716	1,060,568
Selling and distribution expenses		467,987		504,712	380,700	417,220
General and administrative expenses		2,178,866		2,268,946	1,885,565	1,897,274
Financial expenses		428,082		177,926	382,963	141,419
Impairment loss		1,180,198		236,633	1,175,288	233,873
Add: Gain from changes in fair value		97,644		—	97,644	—
Investment income		132,985		1,549,331	97,223	1,739,783
Including: (loss)/income from investment in associates and jointly controlled enterprises		(8,508)		655,897	(30,759)	628,075

Operating (loss)/profit		(10,364,673)		2,118,437	(10,201,359)	2,334,013
Add: Non-operating income		2,373,986		121,441	2,372,127	114,534
Less: Non-operating expenses		31,594		118,784	27,255	104,039
Including: loss from disposal of non-current assets		4,452		51,790	3,871	38,825

(Loss)/profit before income tax		(8,022,281)		2,121,094	(7,856,487)	2,344,508
Less: Income tax		(1,813,586)		479,928	(1,851,809)	420,174

Net (loss)/profit:		(6,208,695)		1,641,166	(6,004,678)	1,924,334

Attributable to:
Equity shareholders of the Company		(6,245,412)		1,592,110	—	—
Minority shareholders		36,717		49,056	—	—
Basic and diluted (losses)/earnings per share	RMB	(0.867)	RMB	0.221	—	—

Approved and authorised for issue by the Board on 27 March 2009.

/s/ Rong Guangdao	/s/ Du Chongjun	/s/ Han Zhihao	(Company Chop)
Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Han Zhihao Director and Chief Financial Officer

Cash flow statement

	For the years ended 31 December
	Group		Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	72,852,016	64,955,246	66,622,192	57,801,225
Refund of taxes	83,917	—	83,917	—
Other cash received relating to operating activities	2,437,118	9,796	2,435,468	5,787

Sub-total of cash inflows	75,373,051	64,965,042	69,141,577	57,807,012

Cash paid for goods and services	(75,037,127)	(59,334,641)	(69,830,027)	(52,865,186)
Cash paid to and for employees	(1,949,669)	(2,050,838)	(1,562,006)	(1,423,536)
Cash paid for all types of taxes	(1,470,710)	(1,491,320)	(1,372,816)	(1,416,608)
Other cash paid relating to operating activities	(323,430)	(303,671)	(296,705)	(267,053)

Sub-total of cash outflows	(78,780,936)	(63,180,470)	(73,061,554)	(55,972,383)

Net cash (outflow)/inflow from operating activities	(3,407,885)	1,784,572	(3,919,977)	1,834,629

Cash flows from investing activities:
Cash received from disposal of investments	153,997	1,114,701	120,001	891,863
Cash received from investment income	546,333	393,062	531,042	685,818
Net cash received from disposal of fixed assets, and intangible assets	51,829	68,708	29,351	56,808
Other cash received relating to investing activities	59,472	46,421	51,088	37,884

Sub-total of cash inflows	811,631	1,622,892	731,482	1,672,373

Cash paid for acquisition of fixed assets, and intangible assets	(1,511,072)	(2,134,123)	(1,491,892)	(1,998,473)
Cash paid for acquisition of investments	(8,039)	—	—	—

Sub-total of cash outflows	(1,519,111)	(2,134,123)	(1,491,892)	(1,998,473)

Net cash outflow from investing activities	(707,480)	(511,231)	(760,410)	(326,100)

Cash flows from financing activities:
Cash received from borrowings	32,528,758	17,605,887	32,375,758	17,062,587

	For the years ended 31 December
	Group		Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Sub-total of cash inflows	32,528,758	17,605,887	32,375,758	17,062,587

Repayments of debentures	—	(2,000,000)	—	(2,000,000)
Repayments of borrowings	(27,377,610)	(16,166,938)	(26,865,477)	(15,910,100)
Cash paid for dividends, profits distribution and interest	(1,300,511)	(711,652)	(1,169,630)	(578,103)

Sub-total of cash outflows	(28,678,121)	(18,878,590)	(28,035,107)	(18,488,203)

Net cash inflow/(outflow) from financing activities	3,850,637	(1,272,703)	4,340,651	(1,425,616)

Effect of foreign exchange rate changes on cash and cash equivalents	(752)	(2,123)	(11)	(73)

Net (decrease)/increase in cash and cash equivalents	(265,480)	(1,485)	(339,747)	82,840
Add: cash and cash equivalents at the beginning of the year	893,165	894,650	634,533	551,693

Cash and cash equivalents at the end of the year	627,685	893,165	294,786	634,533

Approved and authorised for issue by the Board on 27 March 2009.

/s/ Rong Guangdao	/s/ Du Chongjun	/s/ Han Zhihao	(Company Chop)
Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Han Zhihao Director and Chief Financial Officer

Consolidated statement of changes in shareholder’s equity

(Expressed in thousands of renminbi yuan)

	For the years ended 31 December
	2008							2007
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total
Balance at 31 December	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088	336,013	19,609,101
Changes in accounting policies	—	—	—	—	—	—	—	—	(67,380)	(36,733)	200,744	96,631	—	96,631

Balance at 1 January	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435	7,200,000	2,878,227	4,573,974	4,717,518	19,369,719	336,013	19,705,732
Changes in equity for the year
Net (loss)/profit for the year	—	—	—	(6,245,412)	(6,245,412)	36,717	(6,208,695)	—	—	—	1,592,110	1,592,110	49,056	1,641,166
Gain and loss recognised directly in equity
- Unrealised (loss)/gain for changes in fair value of available-for-sale securities	—	(221,110)	—	—	(221,110)	—	(221,110)	—	1,208,322	—	—	1,208,322	—	1,208,322
- Transfer to profit or loss on disposal of available-for-sale securities	—	(131,772)	—	—	(131,772)	—	(131,772)	—	(770,725)	—	—	(770,725)	—	(770,725)
- Deferred tax effect of the above items	—	88,221	—	—	88,221	—	88,221	—	(111,982)	—	—	(111,982)	—	(111,982)
Appropriation of profits
- Appropriation for surplus reserve	—	—	—	—	—	—	—	—	—	192,434	(192,434)	—	—	—
- Distribution to shareholders	—	—	—	(648,000)	(648,000)	(76,355)	(724,355)	—	—	—	(288,000)	(288,000)	(81,078)	(369,078)

Balance at 31 December	7,200,000	2,939,181	4,766,408	(1,064,218)	13,841,371	264,353	14,105,724	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435

Statement of changes in shareholder’s equity

(Expressed in thousands of renminbi yuan)

	For the years ended 31 December
	2008					2007
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total
Balance at 31 December	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088
Changes in accounting policies	—	—	—	—	—	—	(76,932)	(36,733)	(330,594)	(444,259)

Balance at 1 January	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111	7,200,000	2,868,675	4,573,974	4,186,180	18,828,829
Changes in equity for the year
Net (loss)/profit for the year	—	—	—	(6,004,678)	(6,004,678)	—	—	—	1,924,334	1,924,334
Gain and loss recognised directly in equity
- Unrealised (loss)/gain for change in fair value of available-for-sale securities	—	(203,226)	—	—	(203,226)	—	1,048,731	—	—	1,048,731
- Transfer to profit or loss on disposal of available-for-sale securities	—	(118,389)	—	—	(118,389)	—	(642,855)	—	—	(642,855)
- Deferred tax effect of the above items	—	80,404	—	—	80,404	—	(102,928)	—	—	(102,928)
Appropriation of profits
- Appropriation for surplus reserve	—	—	—	—	—	—	—	192,434	(192,434)	—
- Distribution to shareholders	—	—	—	(648,000)	(648,000)	—	—	—	(288,000)	(288,000)

Balance at 31 December	7,200,000	2,930,412	4,766,408	(1,022,598)	13,874,222	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111

Approved and authorised for issue by the Board on 27 March 2009.

/s/ Rong Guangdao	/s/ Du Chongjun	/s/ Han Zhihao	(Company Chop)
Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Han Zhihao Director and Chief Financial Officer

9.3 Changes in accounting policies

(1)	Description of and reasons for changes in accounting policies

In accordance with CAS Bulletin No.2 and the Notice on preparing 2008 annual reports of enterprises adopting China Accounting Standards (Caikuaihan [2008]No.60) , which were newly issued by the Ministry of Finance in 2008, and the Interpretation Guidance of CAS published in December 2008, the Group changed the following significant accounting policies in the current accounting year:

(a)	Deferred tax assets are offset against deferred tax liabilities

Deferred tax assets and liabilities were presented separately from each other and were not offset. Now they are presented on a net basis on the balance sheet if specific conditions are met.

The relevant comparative items have been adjusted accordingly for the above change on the presentation of deferred tax assets and liabilities. The effects of this change of accounting policy on the prior and current years have been disclosed in 9.3 (2) and 9.3 (1)(b), respectively.

(b)	Effect of changes in accounting policies on the current year

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement and income statement, and the consolidated balance sheet and balance sheet for the year ended 31 December 2008 is higher or lower than it would have been had the previous policies still been applied in the year.

(i) The changes of accounting policies have no effect on the 2008 consolidated income statement and income statement.

(ii) The effects of the above changes in accounting policies on each of the line items in the consolidated balance sheet and balance sheet for the year ended 31 December 2008 are analysed as follows:

	Effect of new policy increase/(decrease) in net assets
	The Group	The Company
	RMB’000	RMB’000
Deferred tax assets	(82,111)	(78,319)
Deferred tax liabilities	82,111	78,319

Net assets	—	—

(2) The changes of accounting policies have no effect on the 2007 consolidated income statement and income statement.

The effects of the above changes in accounting policies on each of the line items in the consolidated balance sheet and balance sheet for the year ended 31 December 2007 are summarised as follows:

	The Group			The Company
	Before Adjustment	Adjustment	After Adjustment	Before Adjustment	Adjustment	After Adjustment
Deferred tax assets	129,207	(129,207)	—	126,519	(126,519)	—
Deferred tax liabilities	(150,170)	129,207	(20,963)	(137,186)	126,519	(10,667)

Total	(20,963)	—	(20,693)	(10,667)	—	(10,667)

9.4 During the Reporting Period, no correction on accounting errors were made.

9.5 During the Reporting Period, there were no substantial changes to the scope of consolidation for the Company’s financial statements.

9.6 Prepared under International Financial Reporting Standards

Consolidated income statement

	Note	For the year ended 31 December
		2008	2007
		RMB’000	RMB’000
Turnover		60,226,859	55,328,384
Sales taxes and surcharges		(897,088)	(1,073,695)

Net sales		59,329,771	54,254,689
Other income	1	2,312,227	93,900
Cost of sales		(68,556,447)	(52,646,516)

Gross (loss)/profit		(6,914,449)	1,702,073
Selling and administrative expenses		(467,987)	(504,712)
Other operating income		145,191	216,553
Other operating expenses
Employee reduction expenses		(89,844)	(208,013)
Others		(490,175)	(313,245)

Total other operating expenses		(580,019)	(521,258)

(Loss)/profit from operations		(7,817,264)	892,656

Financial income		227,533	82,280
Financial expenses		(557,971)	(260,206)

Net financing costs		(330,438)	(177,926)

Investment income		131,772	770,725
Share of profits of associates and jointly controlled entities		1,492	665,897

(Loss)/profit before taxation	2	(8,014,438)	2,151,352

Taxation	3	1,812,711	(468,216)

(Loss)/profit after taxation		(6,201,727)	1,683,136

Attributable to:
Equity shareholders of the Company		(6,238,444)	1,634,080
Minority interests		36,717	49,056

		For the year ended 31 December
			2008	2007
	Note		RMB’000	RMB’000
(Loss)/profit after taxation			(6,201,727)		1,683,136

Basic (loss)/earnings per share	4	RMB	(0.87)	RMB	0.23

Dividends attributable to the year	5		—		648,000

Consolidated balance sheet

		As at 31 December
		2008	2007
	Note	RMB’000	RMB’000
Non-current assets

Property, plant and equipment		13,272,899	14,977,237
Investment property		492,690	512,793
Construction in progress		1,854,154	962,313
Interest in associates and jointly controlled entities		2,545,978	3,068,135
Other investments		289,657	714,427
Lease prepayments and other assets		604,163	649,337
Goodwill		—	22,415
Deferred tax assets		1,962,135	9,629

Total non-current assets		21,021,676	20,916,286

Current assets

Inventories		4,492,215	5,197,849
Trade debtors	6	89,086	212,257
Bills receivable	6	532,580	1,757,131
Deposits, other debtors and prepayments		484,475	262,918
Amounts due from related parties	6	277,777	515,222
Income tax recoverable		7,533	98,222
Cash and cash equivalents		627,685	893,165

Total current assets		6,511,351	8,936,764

Current liabilities

Loans and borrowings		9,372,725	4,091,969
Trade creditors	8	1,272,811	1,504,454
Bills payable	8	263,443	300,575
Other creditors		679,415	1,442,284
Amounts due to related parties	8	1,752,647	904,870
Income tax payable		1,679	17,580

Total current liabilities		13,342,720	8,261,732

Net current (liabilities)/ assets		(6,831,369)	675,032

Total assets less current liabilities carried forward		14,190,307	21,591,318

	Note	As at 31 December
		2008	2007
		RMB’000	RMB’000
Total assets less current liabilities brought forward		14,190,307	21,591,318

Non-current liabilities

Loans and borrowings	7	429,021	639,289

Total non-current liabilities		429,021	639,289

Net assets		13,761,286	20,952,029

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves		6,296,933	13,448,038

Total equity attributable to equity shareholders of the Company		13,496,933	20,648,038

Minority interests		264,353	303,991

Total equity		13,761,286	20,952,029

Notes to the financial statements

1 Other income

During the year ended 31 December 2008, the Group recognised grant income of RMB 2,312,227,000 (2007: RMB 93,900,000). These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the respective year. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grants in the future.

2 (Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting):

	2008	2007
	RMB’000	RMB’000
Cost of inventories sold#	68,556,447	52,646,516
Depreciation for property, plant and equipment#	1,618,478	1,687,435
Depreciation for investment property#	13,440	14,879
Amortisation of lease prepayments#	16,759	16,972
Repairs and maintenance expenses#	988,393	1,023,794
Research and development costs#	47,303	53,548
Employee’s pension costs#
- Municipal retirement scheme costs	199,135	197,191
- Supplementary retirement scheme costs	54,862	55,048
Staff costs#	1,160,658	1,209,035
Rental income from investment property	(48,869)	(40,021)
Write down of inventories	744,578	32,437
Impairment losses
- Trade and other receivables	(5,327)	3,901
- Property, plant and equipment	440,946	200,295
- Goodwill	22,415	—
Net gain in fair value change of derivative financial instruments	(97,644)	—
Net profit on sale of available-for-sale securities	(131,772)	(770,725)
Share of losses/(profits) of associates	30,232	(645,178)
Share of profits of jointly controlled entities	(31,724)	(20,719)
Auditors’ remuneration - audit services	8,310	8,727

#	Cost of inventories sold includes RMB 4,088,422,000 (2007: RMB 4,246,822,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated loss attributable to equity shareholders of the Company includes a loss of RMB5,588,868,000 (2007: a profit of RMB848,356,000) which has been dealt with in the financial statements of the Company.

3 Taxation

Taxation in the consolidated income statement represents:

	2008	2007
	RMB’000	RMB’000
Current tax
- Provision for income tax for the year	34,919	557,078
- Under-provision in respect of prior years	16,655	2,439
Deferred taxation	(1,864,285)	(91,301)

Total income tax (benefit)/expense	(1,812,711)	468,216

A reconciliation of expected income tax (benefit)/expense calculated at the applicable tax rate with the actual income tax (benefit)/expense is as follows:

	2008	2007
	RMB’000	RMB’000
(Loss)/profit from ordinary activities before taxation	(8,014,438)	2,151,352

Expected PRC income tax (benefit)/expense at a statutory tax rate of 25% (2007: 33%)	(2,003,610)	709,946
Tax effect of non-deductible expenses	29,348	47,056
Tax effect of non-taxable income	(1,276)	(32,201)
Under-provision in prior years	16,655	2,439
Effect of change in tax rate on deferred tax assets and liabilities	—	(23,083)
Tax effect of share of profits recognised under the equity method	(373)	(219,746)
Tax effect of unused tax losses not recognised	49,488	22,621
Tax effect of unrecognised deferred tax assets	97,057	—
Tax effect of differential tax rate on subsidiaries’ income	—	(38,816)

Actual tax (benefit)/expense	(1,812,711)	468,216

The charge for PRC income tax is calculated at the standard rate of 25% (2007:33%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

4 Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity shareholders of the Company of RMB 6,238,444,000 (2007: profit of RMB1,634,080,000) and 7,200,000,000 (2007: 7,200,000,000) shares in outstanding during the year.

The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

5 Dividends

(a)	Dividends attributable to the year

	2008	2007
	RMB’000	RMB’000
Final dividend proposed after the balance sheet date of RMB nil (2007: RMB 0.09) per share	—	648,000

Pursuant to a resolution passed at the directors’ meeting on 7 April 2008, a final dividend of RMB 0.09 per share totalling RMB 648,000,000 was approved by shareholders at the Annual General Meeting. No final dividend was proposed after the balance sheet date in respect of the year ended 31 December 2008.

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	2008	2007
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.09 per share (2007: RMB 0.04 per share)	648,000	288,000

6 Trade and other receivable

	The Group
	2008	2007
	RMB’000	RMB’000
Trade debtors	107,697	236,848
Less: Impairment losses for bad and doubtful debts	(18,611)	(24,591)

	89,086	212,257

Bills receivable	532,580	1,757,131
Amounts due from related parties	277,777	515,222

	899,443	2,484,610

Derivative financial instruments
- Forward contracts receivable	97,644	—
Deposits, other debtors and prepayments	386,831	262,918

	484,475	262,918

	1,383,918	2,747,528

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	The Group
	2008	2007
	RMB’000	RMB’000
Invoice date:

Within one year	899,309	2,483,551
Between one and two years	134	1,059

	899,443	2,484,610

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

7 Loans and borrowings

Loans and borrowings are repayable as follows:

	The Group
	2008	2007
	RMB’000	RMB’000
Long term bank loans
- Between two and five years	304,261	29,360
- Between one and two years	24,760	489,929

	329,021	519,289

Long term loans from related parties
- Between two and five years	—	100,000
- Between one and two years	100,000	20,000

	100,000	120,000

	429,021	639,289

Loans due within one year
- Current portion of long term bank loans	514,521	419,027
- Current portion of long term loans from related parties	20,000	—
- Short term bank loans	8,428,204	2,317,642
- Short term loans from related parties	410,000	1,355,300

	9,372,725	4,091,969

	9,801,746	4,731,258

At 31 December 2008, no loans and borrowings were secured by the way of pledge of property, plant and equipment (2007: nil).

Included in loans and borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	The Group
	2008 ‘000		2007 ‘000
United States Dollars	USD	600,314	USD	86,556

8 Trade accounts payable

	The Group
	2008 RMB’000	2007 RMB’000
Trade creditors	1,272,811	1,504,454
Bills payable	263,443	300,575
Amounts due to related parties	1,752,647	904,870

	3,288,901	2,709,899

The maturity analysis of trade accounts payable is as follows:

	The Group
	2008 RMB’000	2007 RMB’000
Due within 1 month or on demand	3,024,511	2,439,156
Due after 1 month and within 3 months	264,390	270,743

	3,288,901	2,709,899

9 Change in Shareholders’ Equity

For the year ended 31 December 2008 the balance of total equity of the Group decreased from RMB 20,952,029,000 at the beginning of the year to RMB 13,761,286,000 at the year end. In particular, the balances of share capital and share premium amounted to RMB 7,200,000,000 and RMB 2,420,841,000, respectively, which remained unchanged as compared to the beginning of the year; the balance of reserves decreased from RMB4,969,548,000 at the beginning of the year to RMB4,704,887,000 at the year end which were arisen from the disposal of available-for-sale securities and drop in the fair value of the available-for-sale securities. For the year ended 31 December 2008 the balance of retained profit of the Group decreased from RMB 6,057,649,000 at the beginning of the year to an accumulated loss of RMB 828,795,000 at the year end.

10 Segment reporting

Reportable information on the Group’s operating segments is as follows:

Turnover and other income

	2008 RMB’000	2007 RMB’000
Manufactured products
Synthetic fibres
- external sales	3,670,362	4,342,215
- intersegment sales	73	85

Total	3,670,435	4,342,300

Resins and plastics
- external sales	14,880,659	15,927,089
- intersegment sales	53,065	75,183

Total	14,933,724	16,002,272

Intermediate petrochemicals
- external sales (note a)	10,296,256	9,406,507
- intersegment sales	17,801,810	16,966,433

Total	28,098,066	26,372,940

Petroleum products
- external sales (note a)	28,372,037	21,997,362
- intersegment sales	2,153,355	1,336,695
- other income	2,312,227	93,900

Total	32,837,619	23,427,957

All others
- external sales	3,007,545	3,655,211
- intersegment sales	2,720,112	3,402,717

Total	5,727,657	7,057,928

Eliminations of intersegment sales	(22,728,415)	(21,781,113)

Turnover and other income	62,539,086	55,422,284

Note (a): External sales include sales to Sinopec Corp Group companies as follows:

	2008 RMB’000	2007 RMB’000
Sales to Sinopec Corp Group companies
Intermediate petrochemicals	3,168,697	2,968,753
Petroleum products	24,698,143	17,884,389

Total	27,866,840	20,853,142

(Loss)/profit before taxation

	2008 RMB’000	2007 RMB’000
(Loss)/ profit from operations

Synthetic fibres	(1,651,458)	(82,083)
Resins and plastics	(2,176,731)	656,475
Intermediate petrochemicals	(42,654)	813,762
Petroleum products	(3,945,873)	(644,234)
All others	(548)	148,736

Consolidated (loss)/profit from operations	(7,817,264)	892,656

Net financing costs	(330,438)	(177,926)

Investment income	131,772	770,725

Share of profits of associates and jointly controlled entities	1,492	665,897

(Loss)/profit before taxation	(8,014,438)	2,151,352

9.7 Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

The Company also prepares a set of financial statements which complies with the China Accounting Standards for Business Enterprises (“CAS (2006)”). A reconciliation of the Group’s net (loss)/ profit and shareholders’ equity prepared under the China Accounting Standards for Business Enterprises and IFRS is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and IFRS. The major differences are:

Notes:

(i) Government grants

Under the China Accounting Standards for Business Enterprises, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii) Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under the China Accounting Standards for Business Enterprises, the cost of land use rights invested by the shareholders at the time of the establishment of the enterprise is determined at revalued amount, then amortised on the basis of revalued amount to determine the net book value.

(iii) Goodwill

Under the China Accounting Standards for Business Enterprises, the Group no longer amortises positive goodwill effective 1 January 2007. From 1 January 2007, goodwill is tested annually for impairment.

Under IFRS, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. From 1 January 2005, goodwill is tested annually for impairment.

As a result, there are no differences in respect of goodwill amortisation between the China Accounting Standards for Business Enterprises and IFRS effective 1 January 2007. Under IFRS, the impairment loss of goodwill recognised in profit or loss in 2008 represents the difference in two years of amortisation of positive goodwill during the period from 1 January 2005 to 31 December 2006 under the previous China Accounting Rules and Regulations.

(iv) Change in tax rate on deferred tax

As the EIT rate applicable to the Company was changed from 33% in 2007 to 25% in 2008, deferred tax recognised as at 31 December 2007 is based on the 25% tax rate that is expected to apply to the period when the asset is realised or the liability is settled. The amount represents the effects of change in tax rate on deferred tax assets.

The effect on the Group’s net (loss)/profit of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

			Year ended 31 December
	Note		2008 RMB’000	2007 RMB’000
(Loss)/profit attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises			(6,245,412)	1,592,110

Adjustments:

Reduced depreciation on government grants	(i	)	26,760	26,760
Amortisation of revaluation of land use rights	(ii	)	3,498	3,498
Impairment loss of goodwill	(iii	)	(22,415)	—
Effects of the above adjustments on taxation			(875)	(1,154)
Effects of change in tax rate on deferred tax	(iv	)	—	12,866

(Loss)/profit attributable to equity shareholders of the Company under IFRS			(6,238,444)	1,634,080

The effect on the Group’s shareholders’ equity of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

		As at 31 December
	Note	2008 RMB’000	2007 RMB’000
Total equity attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises		13,841,371	20,999,444

Adjustments:

Government grants	(i)	(210,399)	(237,159)
Revaluation of land use rights	(ii)	(163,756)	(167,254)
Goodwill	(iii)	—	22,415
Effects of the above adjustments on taxation		29,717	30,592

Total equity attributable to equity shareholders of the Company under IFRS		13,496,933	20,648,038

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 27 March 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Risk Warning Announcement Regarding the Development of Share Reform of the Company

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and is made pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	The Company will not be able to disclose the share reform (“Share Reform”) plan within one month. Investors should be aware of the investment risk.

•

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

1. Current Status on Share Reform Proposal by the Holders of Non-Circulating Shares of the Company

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

2. Status on the Sponsor Institution for the Company’s Share Reform

The Company has thus far not entered into any share reform sponsor contract with any sponsor institution.

3. Confidentiality and Liabilities of the Directors

All directors of the Company have confirmed and expressly informed the concerned parties that they shall observe their confidentiality obligations pursuant to Article 7 of the Measures on Administration of Share Reform of Listed Companies and other regulations.

All directors of the Company warrant that they shall timely disclose relevant matters regarding the Share Reform according to Article 7.3, Article 7.4 and other provisions of the Rules Governing the Listing of Stocks.

All directors of the Company acknowledge that they are aware of the sanction rules regarding information disclosure that fails to comply with relevant regulations and insider trading as set forth in the Criminal Law, the Securities Law and the Measures on Administration of Share Reform of Listed Companies and other regulations.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 30 March, 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.